SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **May** **2006**

Commission File Number **001-14620**

Crystallex International Corporation
(Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document	
1	Annual Report, for year ending December 31, 2005, dated May 16, 2006.

Crystallex








Bolivar
State

2005 Annual Report

CORPORATE PROFILE

Crystallex International Corporation is headquartered in Toronto, Canada and has operations and exploration properties in Venezuela. Its principal asset is the Las Cristinas project in Bolivar State, which is currently under development. Las Cristinas' estimated 12.5 million ounces of gold positions Crystallex as one of the largest North American-based gold companies in terms of reserves.

Crystallex continues to progress on its objective to become a significant intermediate gold producer. Existing operations in the El Callao district produced over 53,000 ounces in 2005, an increase of 9% over 2004. At Las Cristinas, initial gold production is expected to commence in 2007 at 20,000 tonnes per day (tpd), to average 300,000 ounces a year for the first five years, and 270,000 ounces a year for the 41-year mine life. With possible expansion to a 40,000 tpd operation, Las Cristinas' production would average 500,000 ounces a year for some 23 years.

The Company's shares are traded on the Toronto Stock Exchange and on the American Stock Exchange under the symbol KRY. Crystallex is a member of the S&P/TSX Composite Index, the TSX Gold Index and the Amex Gold Miners Index.

TSX/AMEX:KRY

TABLE OF CONTENTS

Project Summaries	1
Achievements and Next Steps	2
President & Chief Executive Officer's Message	4
The Country and the Region	8
Corporate Responsibility	10
Mineral Reserves and Resources	14
Las Cristinas	18
Financial Review	21



PROJECT SUMMARIES

Las Cristinas

In September 2002 the Company signed a Mining Operation Agreement with the Corporación Venezolana de Guayana (CVG) which granted Crystallex exclusive rights to develop and exploit the Las Cristinas gold deposits. In September 2003 a positive Feasibility Study was completed by SNC-Lavalin (SNCL) Engineers and Constructors Inc. In March 2004 this study was approved by the CVG, and SNCL was awarded the Engineering, Procurement and Construction Management contract. In April 2004 the Environmental Impact Study was submitted to the Ministry of the Environment and Natural Resources (MARN) to initiate the project permitting process. Crystallex is poised to begin construction on receipt of the final permit. In 2005 essentially all engineering and design was completed and most equipment items fabricated. In the first five years of full operation, Las Cristinas' production at the initial 20,000 tonnes per day (tpd) level will average 300,000 ounces a year at a total cash cost of US$160 per ounce (including royalties at US$400 per ounce).

Tomi

In 2005 the Tomi concession accounted for 50,100 ounces, or 94% of the Company's total gold production of 53,178 ounces for the year. Ore for the Revemin mill from the Tomi open pits has been extended to end of 2006. Tomi underground will supply ore through 2006 while a planned drill program tests the down dip extension of the ore-body. A recently identified parallel vein (the Roxy vein) will also be drilled in 2006. The Tomi concession has considerable additional exploration potential.

Lo Increible and La Victoria

In December 2005 Crystallex acquired the minority shareholder interests in the holding companies which own or control mining rights to certain of its Lo Increible properties including the La Victoria deposit. Exploration of our Lo Increible properties in 2005 identified a significant gold target which will be drill-tested in 2006. Exploration will continue in other areas of the Lo Increible Belt.

Revemin mill

In 2005 the Revemin mill achieved another record gold production at 53,178 ounces, which was a 9% increase over 2004. Crystallex is assessing various options to maintain Revemin mill's gold production at current levels beyond 2006, including comprehensive exploration at Tomi and certain Lo Increible properties during 2006.

About Venezuela

- Country name: Bolivarian Republic of Venezuela
- Capital city: Caracas, population 4 million
- Official language: Spanish
- English is mandatory second language in high school and is spoken fluently among professionals and high-level executives
- Main religion: Roman Catholic
- Currency: Bolivar (VEB); 1 bolivar = 100 centimos

WHAT WE DID IN 2005

2005 Objectives	Achievements
Increase gold reserves at Las Cristinas	**Increased reserves** – Crystallex conducted a 5,500 metre drill program at Conductora that focused on areas within the planned US$350 pit shell previously categorized as resources. Mine Development Associates (MDA) modelled the drill program results to generate updated reserves and resources for Las Cristinas (see News Release dated August 31, 2005).
Complete detailed engineering for Las Cristinas	**Completed engineering** – We completed 98% of the detailed engineering by the end of the third quarter 2005, and negotiated construction and service contracts in readiness for the commencement of full construction.
Complete environmental permitting phase for Las Cristinas	**Advanced but did not complete permitting** – In September the Venezuelan Government's decision to implement a new mining title policy caused unanticipated delays in the permit process. However, based on extensive meetings with senior Venezuelan Government representatives, we continue to believe that Crystallex will be successful in securing the final environmental permit required to begin construction of the Las Cristinas project, which should see initial production commencing in early 2008.
Launch project construction phase for Las Cristinas	**Prepared for construction** – We have worked diligently to put Crystallex in a position to initiate construction upon receipt of the environmental permit. The mining fleet, ball mills, SAG mills and transformers are fabricated and ready to ship to the site. Initial construction will focus on the water diversion channel, site preparation, pit development and tailings management facility. **Continued development** – We have upgraded the 19 km access road; extended the airstrip; refurbished the kitchen and construction/operating camp; awarded the catering contract to Sodexho (now in operation); and made the temporary landfill site and incinerator operational. **Updated development plan** – SNC-Lavalin Engineers and Constructors (SNCL) completed an update to the 2003 Feasibility Study to reflect current plans, and updated capital and operating cost estimates (see News Release dated August 31, 2005).
Conduct gold exploration of the Lo Increible project	**Consolidated ownership and explored** – In December 2005, Crystallex acquired the minority shareholder interests in the holding companies that own or control the mining rights to certain of its Lo Increible mining properties, including the La Victoria deposit (see News Release dated December 30, 2005). Additionally, exploration in the Lo Increible belt defined a significant target.
Evaluate the potential for extending the life of operation on Tomi concession	**Extended life of operation** – Mine site exploration at Tomi focused on the gold mineralization in the northern part of the Mackenzie pit. Results show that gold grades extend to the north of the existing open pit, and in 2006 the pit will be expanded and deepened to exploit this mineralization.
Reduce outstanding hedge positions	**Eliminated hedge positions** – During 2005 we continued reducing hedge commitments. In December, Crystallex's subsidiaries restructured their outstanding obligations to Standard Bank Plc, closing out all outstanding gold forward sales and call option transactions, and converted the settlement amount into a new loan. This allows Crystallex to significantly extend the repayment period and more predictably manage its existing cash flow in a rising gold price environment (see News Release dated December 23, 2005).
Advance Sarbanes-Oxley *compliance*	**Advanced compliance** – We continued to implement changes and procedures in order to be compliant with Sarbanes-Oxley 404 requirements effective with the initial reporting date of December 31, 2006.

WHAT WE PLAN TO DO IN 2006

2006 Objectives	Next Steps
Complete environmental permitting phase for Las Cristinas	Now that CVG will be supplanted in the mining area by the new national mining company, we anticipate receiving MIBAM approval of the Las Cristinas Feasibility Study. We expect to have the EIA approved by MARN and the final Permit to Impact Natural Resources ("Permit") awarded.
Launch project construction phase for Las Cristinas	Commence construction at site upon receiving the Permit.
Initiate Phase 2 of social investment plan for Las Cristinas	On receiving the Permit, initiate the comprehensive plan designed by a Venezuelan NGO for the long-term benefit of the local communities, building upon the social programs already put in place by Crystallex.
Initiate drill program at Las Cristinas	Initiate drilling to extend known areas of relatively shallow mineralization and to further increase reserves.
Complete financing for Las Cristinas	After receiving the Permit, secure the appropriate financing package for Las Cristinas, representing the most competitive mix of capital sources from the equity, mezzanine and bank project finance markets.
Continue gold exploration of the Lo Increible project	Explore and evaluate a significant gold target in the Lo Increible Belt with a 3,000 metre drill program. Continue with basic exploration of secondary targets in the same Belt.
Extend the life of Tomi open pit operations	At Tomi, bring the planned northern expansion of the Mackenzie pit into production to provide feed for the Revemin mill. Exploration programs totalling 3,500 metres of reverse circulation drilling are planned for five additional targets in the immediate vicinity of the Tomi mine.
Conduct exploration at Tomi underground mine	In 2005, the ramp at Tomi underground mine reached level 6, which is the limit of the current ore reserve. An exploration drift has been established on level 6, from which drilling will be undertaken to define the down plunge extension of the principal ore shoot. Previous exploration drilling has made high-grade intersections some 170 metres below level 6.
Keep advancing Sarbanes-Oxley compliance	Continue to implement the procedures required in order to be compliant with Sarbanes-Oxley 404 requirements, effective with the initial reporting date of December 31, 2006.

PRESIDENT & CHIEF EXECUTIVE OFFICER'S MESSAGE



Left: Analysts review core from the Charlie Richards deposit, Tomi concession.

About Venezuela

- Democratic republic since 1958 with elected governors and president
- President elected for a six-year term. Last election July 2000, next to be held in 2006
- On major sea and air routes linking North and South America with daily non-stop U.S. flights
- 87% of the population lives in urban areas, mostly in Andean and coastal regions
- One of the world's largest known oil deposits, plus large quantities of gold, coal, iron ore and bauxite

2005 proved to be a challenging year for Crystallex and its shareholders. However, it certainly had its positive achievements. In particular, we continued to advance Las Cristinas toward commercial gold production. Five key objectives were achieved during the year:

- We advanced the final environmental permitting phase for Las Cristinas
- We continued developing Las Cristinas by effectively completing engineering and design during the year and by procuring equipment and supplies
- We eliminated the gold hedge book
- We improved the operating results for the Tomi mines and Revemin mill in El Callao
- We consolidated our interests in the Lo Increible properties in El Callao

Unfortunately, our shareholders and our employees experienced a great deal of permitting fatigue and market volatility during the year. In September a firestorm of controversy was created in the media which either misinterpreted or misrepresented statements made by the Venezuelan Government concerning a new national mining title policy. Despite the controversy, our confidence in the Government of Venezuela and its support of Crystallex's Las Cristinas operating agreement remains strong, based as it is on the government's tangible actions and performance rather than the media's representation of government policy. The government's actions subsequent to this controversy have represented the most effective repudiation possible of the misrepresentations presented by some sections of the media. I'd like to briefly discuss the key points relating to these developments before reviewing our activities in 2005.

Misconceptions of the Venezuelan mining policy

In late September, President Chavez announced that the government would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The government also indicated that, given this change in title regime, it would be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. In terms of this proposed change in mining title policy, the government observed that all future mining title would be





Left: Revemin processing plant showing thickener (foreground) and yellow CIL leach tanks.
Right: Loading ore in the Milagrito open pit, Tomi concession.

granted as operating contracts. Therefore, no further mining concessions would be granted, all existing mining title would be subject to a compliance review, and a new state mining company would be created to administer the mining sector beginning in 2006.

Media misrepresentation in 2005 caused unnecessary concern among investors.

Some sectors of the media sought to portray these announcements as evidence that the government had embarked on a program to nationalize the mining industry and that it intended to invalidate existing legal mining title and drive out foreign investors in order to achieve this end. These misrepresentations caused understandable concerns within the international investment community. However, based on our 14 years of investing, building and operating mines in Venezuela, we believe that the intent is simply to streamline mining activities and make the permitting and contract - awarding processes more efficient and transparent.

1. The government maintains that foreign investors are welcome – and fundamental in certain sectors – because of the technological transfers they bring. In fact, contrary to driving out foreign investors, the government recently announced that several new or expanded projects have been awarded to multinational companies (e.g., Inalco – Australia, Chevron Corp. – U.S.A., Repsol – Spain, ENI – Italy, and Teikoku – Japan). The acquisition of Bolivar Gold by Gold Fields of South Africa not only further validates the government's desire to secure foreign investment but also validates Venezuela as a competitive destination for mining investment.
2. The government has announced that all future mining projects will be awarded solely through operating contract agreements – comparable to the one that Crystallex already holds for Las Cristinas. Mining rights will no longer be granted through concessions, whether to international mining companies or to local mining cooperatives. This will make the industry more transparent and simpler to follow.
3. One of the new national mining company's goals is to stimulate mining projects for the benefit of the region – which Crystallex is already doing. For years, hundreds of concessions have remained idle with no benefit for local communities. A commission established to investigate the situation in Bolivar State concluded that both small miners and local residents in the Km 88 area want Crystallex to begin exploitation of Las Cristinas and to continue its social investment programs. For this reason, these groups stated that the environmental permit must be granted as soon as possible.

Based on these events and on extensive meetings with senior Venezuelan Government representatives, we continue to believe that Crystallex will be successful in securing the environmental permit for Las Cristinas. And so we have continued to advance the development of the project.

Continued development at Las Cristinas

The delay in environmental permitting for Las Cristinas has possibly overshadowed the track record of momentum that has been built up on the project since September 2002.

Below is a list of important Las Cristinas milestones achieved to date:

- September 2002 – CVG awards the Mining Operating Agreement to Crystallex
- February 2003 – Crystallex awards the Feasibility Study contract to SNC-Lavalin
- September 2003 – Feasibility Study completed and released
- March 2004 – Secured CVG approval for Las Cristinas project to proceed
- March 2004 – Awarded the Engineering, Procurement and Construction Management (EPCM) contract to SNC-Lavalin
- April 2004 – Completed and submitted the Environmental Impact Assessment (EIA), which launched the final permitting process
- August 2004 – Confirmed the first and prerequisite permit, the Land Occupation Permit
- August 2005 – Updated the 2003 Feasibility Study and capital cost control budget
- October 2005 – Special Committee of the Venezuelan National Assembly (Congress) released an investigative report that called for the Government of Venezuela to grant the necessary permits to Crystallex so that Crystallex can begin mining Las Cristinas

We have continued working on Las Cristinas so we can start construction as soon as we receive the final permit.

In the third quarter of 2005 the engineering design work at Las Cristinas was essentially completed, and by year end the Company had committed US$179 million in equipment purchase orders as well as construction and service contracts. It has upgraded the 19-kilometre access road, extended the airstrip, and refurbished the camp to accommodate the construction workforce including mess hall, kitchen and recreation facilities.

We have worked diligently to put Crystallex in a position to initiate Las Cristinas construction activities upon receipt of the environmental permit. The Las Cristinas mining fleet, crushers, ball mills, SAG mills and transformers are fabricated and on the docks ready for shipping to site during the construction phase. The initial construction work will focus on the water diversion channel, site preparation, pit development and the tailings management facility.

Improved operating results at Tomi and Revemin

During 2005 our Revemin mill plant produced a record 53,178 ounces with gold recoveries maintained at 93.6%. Of the 418,414 tonnes processed, 320,000 tonnes were from the Tomi open pits, 63,000 from the Tomi underground mine, 25,000 from the La Victoria mine, and 10,000 from local cooperatives.

The ramp at Tomi underground reached level 6 (the limit of the current ore reserve) and the ventilation raise was connected from level 6 to surface. Additionally, we established a permanent sump and commissioned a single-stage pumping system to replace the previous three-stage pumping setup. During July we reached the targeted production rate of 6,000 tonnes per month, and this rate is expected to continue until December 2006. The grade is expected to average 11.0 grams per tonne (g/t). We established an exploration drift on level 6, with six Diamond drill chambers to define the known down-dip extension of the underground ore body. Parallel to the Tomi vein we have identified a vein structure (the Roxy vein) that will be drilled in 2006, and have purchased a new Atlas Copco diamond drill to complement the existing diamond drill machine.

During 2005, the major producer of ore for the Revemin mill was the Milagrito open pit. The pit was depleted at year end, having produced 541,000 tonnes of ore at a grade of 3.62 g/t over its life. The Fosforito open pit was commissioned in the second quarter and produced 33,400 tonnes of ore at 3.45 g/t.

We also carried out a new economic study of the Mackenzie open pit during 2005 when the price of gold reached US$400 per ounce. This led us to design an expansion in the north part of the pit. This expansion should be ready to produce feed for the Revemin mill starting in the second quarter of 2006, and involves mining 291,000 tonnes of ore at 2.88 g/t.

Consolidated ownership of Lo Increible

At the end of 2005 the Company successfully completed negotiations with the minority shareholder to consolidate the remaining interests in selected Lo Increible concessions. This was accomplished by acquiring the minority shareholder interests in the holding companies which owned or controlled the mining rights to certain of Lo Increible mining properties including the La Victoria deposit.

Eliminated hedge book

For some time the Company has been executing a program to eliminate its gold hedge book exposure. We are pleased to say that in December 2005 we closed out all remaining gold forward sales and call option transactions at an average price of US$504.50 per ounce and converted them into a new loan arrangement with Standard Bank. This arrangement permits Crystallex to significantly extend the repayment period and more predictably manage its cash.

On solid ground

While 2005 provided both challenges and achievements, Crystallex is looking forward in 2006 to commencing development of one of the world's best new gold mines as soon as the final permit is issued. In Las Cristinas we are committed to delivering a modern, responsible and profitable mining operation for the benefit of our shareholders and our stakeholders in Venezuela. The project will stimulate the local economy and revitalize the Km 88 region while rehabilitating many years of environmental damage created by uncontrolled small-scale mining.

I would like to thank the Company's Board of Directors for its advice and direction during this challenging year. I also want to thank the management team and employees whose hard work and dedication in the face of such taxing circumstances can only be commended in the highest terms. Finally, I wish to thank you, our shareholders and stakeholders, for your continued support throughout this turbulent year.

In 2006 we look forward to developing one of the world's best new gold mines.

2006 will bring new challenges and opportunities to create value for shareholders. Our commitment to Venezuela is firm; our commitment to shareholders is paramount. We remain focused on increasing investor confidence and shareholder value by achieving our objectives for Las Cristinas.

Sincerely,

Todd Bruce
President and Chief Executive Officer

THE COUNTRY

Historically one of South America's more stable democracies, Venezuela is a prosperous and highly urbanized country with all the modern amenities required for doing business.

Venezuela's future is in the development of its rich resources. The government welcomes foreign investors because of the technological transfers they bring.

Companies in Venezuela

- Gold Fields SA
- Hecla Mining Co.
- Anglo American plc
- Chevron Texaco Corp.
- GlaxoSmithKline Inc.
- Unilever
- General Motors

Modern infrastructure

- National interurban fiber optic network supports 2.8 million telephone lines, 6.5 million cell phones and 1.3 million Internet users
- 93.4% literacy rate (equal male and female)
- World's 5th largest oil producer, plus huge quantities of gold, coal, iron ore and bauxite
- Caracas, the capital (population 4 million), is a contemporary and cosmopolitan city
- The Caracas mass-transit system (El Metro) is among the best in the world


VENEZUELA
BOLIVAR STATE
N







Left: National interurban fibre optic network. **Middle:** World class El Metro mass-transit system. **Right:** Financial district of cosmopolitan Caracas.

THE REGION

Crystallex properties are in Bolivar State, the mining and industrial heartland of Venezuela, where outstanding local infrastructure allows cost-effective development. Local miners and residents have told the government that they want Crystallex to begin exploitation of Las Cristinas and continue its social investment programs. The government plans to award all future mining projects solely through operating contract agreements – like the one Crystallex already holds for Las Cristinas.



ATLANTIC OCEAN
N
Orinoco River
Puerto Ordaz
LO INCREIBLE (La Victoria)
El Callao
TOMI
REVEMIN MILL
El Dorado
BOLIVAR STATE
VENEZUELA
Substation
LAS CRISTINAS
Kilometer 88
Las Claritas
0 50 100 km
River Caroni



Left: Step-down transformer station at Kilometre 88, built for industrial development by CVG EDELCA, will feed energy to Las Cristinas through a Crystallex-built transmission line. **Middle:** Crystallex-sponsored soccer team from the local indigenous community at Araimatepuy. **Right:** Aerial view of Las Cristinas camp including accommodation, offices, restaurant, recreation and medical facilities, and malaria control centre.

CORPORATE RESPONSIBILITY

Crystallex is committed to develop and operate its mining projects based on the principles of continuous improvement and environmentally responsible, sustainable development. We believe that this will best reward all stakeholders of the Company, most notably the local communities which are directly influenced by its operations. The Board, our Chief Executive Officer and every employee of the Company share the responsibility to meet our objectives and commitments in the communities and environments in which we operate.

About Venezuela

- A youthful country with 70% of the population under age 35
- 12.3% unemployment rate; 47% of the population is below the poverty line
- World's highest waterfall, Angel Falls, drops 3,300 feet down a sheer mountain twice the height of the Empire State Building
- 43 national parks cover approximately 16% of the country
- 1,342 species of birds; over 1,200 species of butterflies
- Wildlife includes jaguars, ocelots, monkeys, alligators, anteaters, deer, iguanas and capybaras



Top: (Left) One of two dental chairs in the Crystallex-sponsored medical clinic at Las Claritas. (Middle) Students at Liceo Bolivariano Misión Juan XXIII are among many local children who enjoy ongoing programs funded and sponsored by Crystallex. (Right) Local flora. **Centre:** Crystallex has paved main roads through the towns of Santo Domingo (shown here) and Nuevas Claritas. **Bottom:** (Left) Crystallex-sponsored tree planting and vegetable growing project with students from the Fe y Alegría School. (Middle) Local school children. (Right) Rural medical clinic in Las Claritas.



Before and after: *Crystallex has built 30 houses for the local community, each with two bedrooms, kitchen, living room and bathroom.*

Environmental Responsibility

Crystallex is committed to the environmentally sound management of our development projects and operations. We seek to continuously improve the environmental protection and pollution prevention measures in place. Our commitment is founded on compliance with all applicable environmental laws and standards, and the integration of environmental training and social awareness into induction programs for all project employees.

We are committed to the environmentally sound management of our projects and operations.

In 2005 Crystallex has:

- Strengthened our team of environmental staff at the El Callao operations
- Invested in improved environmental controls at the Revemin II metallurgical plant
- Continued environmental monitoring for the Las Cristinas project
- Completed updated baseline studies in soils, flora and fauna, and air quality for Las Cristinas
- Carried out drilling and installation of pumping and monitoring wells to refine the hydrogeological model for Las Cristinas
- Continued long-term kinetic tests at Las Cristinas as part of studies to mitigate acid rock drainage which continue to confirm the drainage management strategy for the project
- Conducted a drilling, sampling and analytical program at El Callao to support seepage and contaminant transport modeling as comparative information to be included in the detailed impact analysis for the Las Cristinas tailings facility

Social Responsibility

Crystallex commits to employ high standards of corporate citizenship in all of its operations and development projects. Our social and sustainable development programs support local communities with improved local infrastructure and health care as well as opportunities for long-term employment, training and economic development.

In 2005, Crystallex completed a Social Investment Plan for the Las Cristinas project in conjunction with an independent Venezuelan non-government organization. This comprehensive plan will provide the basis for evolution of the social and sustainable development programs during the construction and subsequent operating phase at Las Cristinas. Crystallex has also hired a Community Relations Director for the project and increased the number of staff in the Community Relations group.

Since entering our Las Cristinas Mine Operating Agreement, Crystallex has:

- Constructed 30 new homes for local residents
- Installed one new water treatment plant and upgraded two existing plants which serve eight communities and benefit 6,000 residents
- Installed a sewer network to serve three communities
- Tarred the portion of the gravel road that connects the highway and Las Cristinas and runs through the communities of Santo Domingo and Nuevas Claritas

Right: Cleanup crew workers in a Crystallex-sponsored employment program in Santo Domingo.



- Improved the local medical centre facilities, installed X-ray and dental facilities, and continued to provide ongoing medical supplies for the centre and all maintenance of the existing facilities
- Funded and administered a local education scholarship program
- Provided exploration, mine planning, administrative assistance and ongoing job training programs to five associations of licensed small miners working on the Las Cristinas concessions

In 2005 at Las Cristinas, Crystallex has:

- Committed to and initiated the construction of a sewage treatment plant to serve the sewage network already installed for the benefit of Las Claritas, Santo Domingo and Nuevas Claritas communities
- Contracted two local cooperatives to provide waste management and malaria prevention spraying services
- Continued all maintenance and supply of medicines for the clinic
- Approved the construction of the expanded medical facility. The design was approved by the Ministry of Health and CVG, and construction will begin in 2006.
- Provided three local schools with 1,055 "return to school" kits for students, which immediately increased local school registration
- Continued to provide exploration, mine planning, administrative assistance and ongoing job training programs to the five associations of small miners working on the Las Cristinas concessions
- Provided training to 124 project staff and 113 community residents
- Provided employment opportunities for 390 Venezuelans at Las Cristinas (61 Crystallex employees and 329 contractors, including 128 local residents)
- Carried out a skills census of the local communities to facilitate hiring of local staff by construction contractors and Crystallex

We provide job training programs for the local workforce.





Left: Project Las Cristinas ambulance.
Right: Underground survey crew at the Tomi mine.

These initiatives will continue in 2006. Crystallex will be working with the community to educate and train necessary operating staff. We look forward to serving as a major employer to the region, initially during construction of the Las Cristinas project and thereafter during the operating phase. Over the long term most of our mine employees should come from the region and will be integral to the success of our mining projects, particularly Las Cristinas.

Health & Safety Responsibility

Crystallex has a goal of zero lost-time incidents that endanger the health and safety of Company personnel. Importantly, incidents that do not cause lost time are recorded and analyzed to minimize the chance of a repeat event. With a new health and safety policy in place, we are working to achieve this level of safety excellence through consistent and active participation by every employee, every day, in every aspect of our jobs.

Our goal is zero lost-time incidents that endanger health and safety.

At El Callao, the Company has given the community a bus to transport children safely to school. At Las Cristinas, we are providing training in safe operation for local licensed small-scale artisanal miners. In conjunction with the CVG and the Ministry of Basic Industries and Mining, we are working to organize these artisanal miners into cooperatives, provide them with safety training and support technology, and offer suitable candidates the opportunity to join our Las Cristinas job training programs.

MINERAL RESERVES AND RESOURCES

Mineral Reserves

Crystallex's Share[1]	December 31, 2005 Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained	December 31, 2004 Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained
Las Cristinas						
Proven Reserves	47,824	1.3	1,984,000	46,717	1.3	1,954,000
Probable Reserves	305,461	1.2	11,610,000	286,595	1.2	10,895,000
Tomi Underground						
Probable Reserves	88	13.5	38,100	115	16.8	62,100
Tomi Open Pit						
Probable Reserves	–	–	–	211	3.9	28,300
Total Gold Reserves	353,373	1.2	13,632,100	333,638	1.2	12,939,400

Mineral Resources

Crystallex's Share[1]	December 31, 2005 Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained	December 31, 2004 Tonnes (000)	Gold Grade (g/t)	Ounces of Gold Contained
Las Cristinas						
Measured & Indicated	500,657	1.1	17,661,000	462,328	1.1	16,220,000
Tomi (U/G and O/P)						
Indicated Resources	373	5.1	61,000	717	6.3	145,200
La Victoria						
Indicated Resources	2,511	4.4	359,000	2,511	4.4	359,000
Lo Increible						
Indicated Resources	–	–	–	3,761	3.7	449,200
Total Gold Resources	503,541	1.1	18,081,000	469,317	1.2	17,173,400

[1] See Risk Factors/Mine Operation Agreement

The Company employs industry standards and methods for estimating mineral reserves and resources. However, reported mineral reserves and resources are only estimates and no assurance can be given that the indicated quantities of gold will be produced. Mineral reserve and resource estimates may require revision (either up or down) based upon actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

Notes to Mineral Reserves and Resources

- Mineral reserves ("reserves") and mineral resources ("resources") have been estimated at December 31, 2005 in accordance with the standards of the Canadian Institute of Mining and Metallurgy as adopted by the Canadian Securities Administrators in National Instrument 43-101 ("NI 43-101").
- The Canadian Institute of Mining and Metallurgy defines three resource categories (Measured, Indicated and Inferred) and two categories of reserve (Proven and Probable). Measured resources have the highest level of predictive confidence, and Inferred the lowest level of confidence. Unlike proven and probable reserves, resources, of all categories, do not have demonstrated economic viability. A reserve is that portion of a Measured or Indicated resource that has been demonstrated to be economically extractable.
- Reserves are included in resources.
- For the purposes of United States reporting, under the Securities and Exchange Commission, Industry Guide 7, a full feasibility study is required in order to classify mineralization as a reserve.
- The 2005 Las Cristinas reserve and resource estimates have been prepared by Mine Development Associates ("MDA") and are compliant with NI 43-101.

Key Reserve Assumptions

In calculating mineral reserves, cut-off grades are established using the Company's long-term gold price, the average metallurgical recovery rates and estimated production costs over the life of the related operation.

The following table indicates the gold price and cut-off grade used in calculating reserves at Crystallex's properties. Also identified is the Qualified Person responsible for calculating Crystallex's reserves.

	Gold Price (US$/oz)	Cut-Off Grade (g/t)	Qualified Person[1]
Las Cristinas	$400	0.4 to 0.6	Steven Ristorcelli, P.Geo. and Scott Hardy, P.Eng., Mine Development Associates
Tomi Underground	$400[2]	5.0	Dr. Richard Spencer, P. Geo.; VP Exploration, Crystallex International

[1] A Qualified Person, as defined in National Instrument 43-101, is an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member in good standing of a professional association.

[2] Reserves reported at $400 per ounce; however, the stopes were designed using a $320 gold price. Crystallex may consider redesigning the stopes using a higher gold price in the future.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. A full feasibility study is required in order to classify mineralization as a reserve. We use certain terms in this document, such as "measured resources" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F. The following definitions reflect Canadian Institute of Mining, Metallurgy and Petroleum standards as required by National Instrument 43-101.

Definitions

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

Proven Mineral Reserve

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Key Operating Statistics

	2005	2004	2003
Gold Production (ounces)			
Tomi Open Pits	**30,290**	35,961	24,360
Tomi Underground	**19,811**	5,891	2,753
La Victoria	**1,491**	2,412	5,564
Purchased Material	**1,586**	4,709	2,567
Total Gold Production (ounces)	**53,178**	48,973	35,244
Gold Sold (ounces)	**55,217**	49,478	30,632
Per Ounce Data			
Total Cash Cost	**$401**	$365	$385
Average Realized Gold Price	**$453**	$409	$363
Average Spot Gold Price	**$445**	$410	$363
Gold Reserves (ounces)			
Proven and Probable Reserves	**13,632,100**	12,939,400	10,584,300
Revemin mill			
Total Ore Processed[1] (tonnes)	**418,414**	443,504	370,276
Head Grade of Ore Processed (g/t)	**4.2**	3.7	3.5
Total Recovery Rate (%)	**94%**	93%	84%
Total Recovered (ounces)	**53,178**	48,973	35,244
Mine Operating Cash Flow ($ 000s)	**$2,235**	$2,208	($454)
Cash Flow After Capex[2] ($ 000s)	**$1,379**	($7,692)	($2,176)

[1] Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.
[2] *Capital expenditures at operating mines (excludes Las Cristinas).*

LAS CRISTINAS





About Venezuela

- Finest road and highway systems in Latin America – 14,520 miles or 23,419 km
- World's 8th largest hydroelectric dam (Guri Lake) covering 2,000 sq miles or 5,180 sq km
- Drinking water among Latin America's best, according to the World Health Organization
- GDP by sector: 48% industry, 47% services, 5% agriculture

Ideal location

Bolivar State is the mining and heavy industry heartland of Venezuela. A long history of mining and industrial projects makes the region very suitable for the development of a large gold mining project. The Las Cristinas property is located in the southeast corner of Bolivar State near Kilometre 88, close to the main paved highway that runs from the Venezuelan port of Puerto Ordaz to the Brazilian border. Puerto Ordaz is a major industrial city and deep-water port with ocean access located on the Orinoco River, some 360 kilometres north of Las Cristinas.

Outstanding infrastructure

Power for the Las Cristinas project will be supplied from the national hydroelectric power grid. An existing 400 kV power line parallels the main highway. A substation comprising two 150 MVA transformers and all necessary switchgear was constructed a few years ago by regional power supplier, EDELCA. Negotiations are concluded for a long-term electricity supply contract that will provide power at an average cost of US$0.03 per kilowatt hour over the first ten years. Access to Las Cristinas from the highway is along a recently upgraded 19-kilometre road, built to ensure that all heavy traffic will bypass local villages to maintain quality of life and road safety levels for these communities.

Updated feasibility study

In September 2003 a positive feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. (SNCL) demonstrated the technical and economic viability of developing Las Cristinas as a large open pit mine employing conventional carbon-in-leach (CIL) gold processing technology. Mill throughput is planned initially at 20,000 tpd; however, the process plant has been designed to accommodate an expansion to 40,000 tpd, which will be implemented as soon as practicable.

During the Engineering, Procurement and Construction Management (EPCM) phase, several significant enhancements were made to the design and development of Las Cristinas. As a result, SNCL was engaged to update the September 2003 feasibility study to reflect current plans for development and review capital and operating cost estimates. This update, called Development Plan 2005, includes these principal changes:

- Redesign of the tailings management facility, foundations and waste dumps following an extensive field investigation program
- Switching from contractor to owner-operated mining of the saprolite ore





Left: Sulphide-rich intersection from the mineralized unit, La Victoria deposit.
Right: Production and loading of construction aggregates for Las Cristinas; VP Operations, Dr. Sadek El-Alfy and General Manager, Guillermo Adrian.

- Revised reserve and resource estimates following drill programs in 2004 and 2005
- Changes in project schedule resulting from permitting delays
- Updated capital cost forecast following the substantial award of both purchase orders for equipment and contracts for construction
- Updated operating costs following an extensive review

Revised capital cost of $293 million – The revised capital cost forecast for the 2005 Development Plan is $293 million, which includes an allowance of $19 million for growth and contingency. The Company has received bids on over 90% of contracts and purchase orders.

The capital estimate is exclusive of Value Added Tax (VAT). Venezuelan law allows for the discretionary granting of exoneration of VAT on the majority of goods and services related to the construction and development of mining projects. Crystallex has applied for an exoneration of VAT during the construction phase of Las Cristinas.

The increase in capital cost forecast was primarily attributable to increases in the cost of aggregate (crushed stone) and concrete, costs associated with delays in receiving the environmental permit, and inflation. The cost of aggregate increased because of an insufficient supply of suitable material at Las Cristinas. Consequently, some of the aggregate requirement will be met by trucking waste material from the Company's operations near El Callao. The revised estimate better reflects current local market conditions for concrete in Venezuela.

Revised operating cost of $154 per ounce for the first five years of the 20,000 tpd base case – The operating cost estimate increase was attributable in part to a general worldwide increase in commodity prices. The average total cash operating costs (including royalties using a US$350 per ounce gold price) are estimated at $154 per ounce during the first five years and $221 per ounce over the life of the mine. In February 2006, Crystallex announced an increase in the Las Cristinas reserves to 13.6 million ounces at a US$400 per ounce gold price. At a $400 gold price, total cash operating costs for the first five years are estimated to average $160 per ounce, reflecting higher royalty payments.

Operating costs per tonne ore milled

US$/tonne ore	2005 Development Plan	2004 Control Budget	2003 Feasibility Study
Mining	$ 2.68	$ 2.70	$ 2.94
Processing	$ 4.45	$ 3.38	$ 3.38
General and Administrative	$ 0.53	$ 0.38	$ 0.38
Total	$ 7.66	$ 6.46	$ 6.70

Operating costs are now estimated to be $7.66 per tonne of ore for the life of the project, an increase of $1.20 per tonne since the June 2004 Control Budget. The cost increase is attributable to two key areas: mill operating supplies (accounting for about 60% or $0.68/tonne of the increase); and labour (accounting for about 31% or $0.34/tonne of the increase).

Left: Equipment destined for Las Cristinas, ready and waiting at Houston port authority.
Right: Tires for Las Cristinas, stockpiled and ready to ship at Houston port authority.





Most of the increase in mill operating supplies is related to inflation of commodity prices globally, particularly the prices of sodium cyanide and steel grinding media for use in the SAG and ball mills. Crystallex also conducted an extensive review of labour rates and manpower levels.

Expansion to 40,000 tpd pre-feasibility

Crystallex has completed a pre-feasibility study for the expansion of Las Cristinas from a 20,000 tpd operation to a 40,000 tpd operation. The study demonstrated that production would average approximately 500,000 ounces of gold per year over the mine life, at a total average cash cost of US$208 per ounce. The incremental capital required to double the operation to the 40,000 tpd level was estimated to be US$153 million.

Advances made in permitting process

In April 2004, Crystallex initiated the final environmental permitting process for Las Cristinas by submitting the Environmental Impact Assessment (EIA) to Venezuela's Ministry of Environment and Natural Resources (MARN) via the Corporación Venezolana de Guayana (CVG).

Crystallex has submitted additional information to the MARN, including an initial conceptual Site Closure and Rehabilitation Plan, a new socio-economic impact analysis, and an Environmental Supervision Plan that meets both Venezuelan and World Bank standards.

Reserve sensitivities

Proven and probable gold reserves at Las Cristinas estimated at US$400 per ounce are 13.6 million ounces (Crystallex News Release dated February 13, 2006). Proven reserves are 48 million tonnes grading 1.29 g/t and probable reserves are 305 million tonnes grading 1.18 g/t. Total proven and probable reserves are 353 million tonnes grading 1.2 g/t. The US$400 per ounce reserve estimate by Mine Development Associates used the pit design from the 2005 Development Plan, which was based on a US$350 per ounce gold price assumption. Using the same US$350 per ounce pit design and other physical parameters and costs from the 2005 Development Plan, the table below presents Las Cristinas' reserves at various gold prices.

This table demonstrates the positive leverage that the Las Cristinas reserves have to the gold price. Importantly, the estimates only capture gold contained in a pit designed using a US$350 per ounce gold price, through the conversion of "waste" blocks located within the design pit shell into economic ore reserves due to the higher gold price. There is no significant deepening of the pit involved, because the density of drilling at depth below pit bottom is currently inadequate for the inferred mineralization to be upgraded to reserves. The deposit remains open at depth and other surface targets have been identified. Consequently, the Company expects reserves to be greater than illustrated if pits are fundamentally redesigned, at correspondingly higher gold prices, in conjunction with further drilling.

Gold Price (US$)	Ore (million tonnes)	Grade (g/t)	Contained Gold (thousand ounces)	Strip Ratio
$ 400	353	1.20	13,596	1.1
$ 450	378	1.15	14,004	1.0
$ 500	405	1.10	14,397	0.9
$ 550	431	1.06	14,729	0.8

FINANCIAL REVIEW

TABLE OF CONTENTS

Management's Discussion and Analysis of Financial and Operating Results	22
Accounting Responsibilities, Procedures and Polices	42
Report of Independent Registered Chartered Accountants	43
Consolidated Balance Sheets	44
Consolidated Statements of Operations	45
Consolidated Statements of Cash Flows	46
Consolidated Statements of Shareholders' Equity	47
Notes to the Consolidated Financial Statements	48

TSX/NASDAQ:KRY

The following Management's Discussion and Analysis ("MD&A") of the audited financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") for the year ended December 31, 2005 should be read in conjunction with the Company's annual audited consolidated financial statements and the notes relating thereto. The audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Effective January 1, 2004, the Company prepares and files its audited consolidated financial statements and MD&A in United States dollars. Except where noted, this MD&A has been prepared as of March 27, 2006.

HIGHLIGHTS

- Ministry of Mines formal approval of the Las Cristinas Feasibility Study, announced March 27, 2006.
- Gold reserves at Las Cristinas increased to 13.6 million ounces.
- Las Cristinas detailed engineering 98% completed by year end. Long lead time equipment has been fabricated and is ready to ship to site.
- Eliminated all remaining gold contract positions at an average cost of $505 per ounce.
- Record gold production of 53,000 ounces.
- Net loss for the year of $45.2 million, or ($0.23) per share, inclusive of a non-cash write-down of investments in subsidiary companies of $6.6 million and a $3.8 million commodity contract loss.

KEY STATISTICS

		2005		2004		2003
Operating Statistics						
Gold Production (ounces)		**53,178**		48,973		35,244
Gold Sold (ounces)		**55,217**		49,478		30,632
Per Ounce Data:						
Total Cash Cost[1]	$	**401**	$	365	$	385
Average Realized Gold Price	$	**453**	$	409	$	363
Average Spot Gold Price	$	**445**	$	410	$	363
Gold Reserves (ounces):						
Operating Mines		**38,100**		90,400		419,300
Las Cristinas		**13,594,000**		12,849,000		10,165,000
Financial Results ($ 000's)						
Revenues	$	**24,990**	$	20,246	$	11,329
Net Loss	$	**(45,207)**	$	(60,654)	$	(61,487)
Net Loss per Basic Share	$	**(0.23)**	$	(0.35)	$	(0.52)
Cash Flow from Operating Activities	$	**(32,714)**	$	(36,005)	$	(26,539)
Financial Position ($ 000's)						
Cash and Cash Equivalents	$	**4,070**	$	5,767	$	26,204
Short-term Investments	$	**-**	$	30,277	$	–
Restricted Cash and Equivalents	$	**21,323**	$	98,006	$	–
Total Debt	$	**96,938**	$	85,088	$	7,488
Shareholders' Equity	$	**132,036**	$	143,554	$	78,998
Weighted Average Shares Outstanding – Basic (millions)		**194.7**		172.2		118.3

[1] For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.

FINANCIAL RESULTS OVERVIEW

The Company recorded a net loss of $45.2 million, or $0.23 per share in 2005, compared with a net loss of $60.7 million or $0.35 per share in 2004. The decline in the net loss in 2005 reflects a write-down of investments in subsidiaries of $6.6 million in 2005, as compared with mineral property write-downs in the prior year of $32.0 million.

Revenue of $25.0 million in 2005 was 23% higher than $20.2 million of revenue in 2004. The increase in revenue was attributable to a 12% increase in ounces of gold sold and an 11% increase in realized gold prices. In 2005, the Company sold 55,217 ounces of gold at an average realized price of $453 per ounce, while in 2004, 49,478 ounces of gold were sold at an average realized price of $409 per ounce. The average spot gold price in 2005 was $445 per ounce, compared with $410 per ounce in 2004.

Operating cash flow was a deficit of $32.7 million in 2005, compared with a deficit of $36.0 million in 2004. In 2005, mine site operating cash flow, (Mining Revenue less Operations Expenses) of $2.2 million was offset by expenditures of $12.0 million to financially settle gold sales contracts and by $19.5 million of general and administrative expenses. Capital expenditures increased by $43.5 million to $94.4 million in 2005, almost entirely due to increased spending on Las Cristinas. At year end 2005, the unrestricted cash balance was $4.1 million and the Company had restricted cash of $21.3 million.

DEVELOPMENT PROJECT

Las Cristinas

Permit Process Overview and Status

All mining projects require a land use permit and an authorization to impact the natural resources, both of which are issued by the Ministry of the Environment and Natural Resources, ("MARN"). The granting of the Permit to Impact Natural Resources (the "Permit") is dependent on approval of an environmental impact study ("EIS") by the MARN. The EIS process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project. The Permit authorizes the developer to construct and operate its mine. In addition, approval of the project by the Government, in the form of the Ministry of Basic Industries and Mining ("MIBAM") approving the feasibility study of each project, is required before MARN can issue the Permit.

Following is a list of important milestones in the Las Cristinas permitting process:

- September 2003 - Feasibility Study for a 20,000 tpd operation is completed and released.
- March 2004 – CVG approved the Las Cristinas project.
- April 2004 – EIS was completed and submitted to MARN.
- August 2004 – Confirmed the first and prerequisite permit, the Land Use Permit.
- March 2006 – MIBAM approved the Las Cristinas Feasibility Study.

The MIBAM approval of the Las Cristinas project represents the last external input on the project required by MARN to complete the permitting process by issuing the Permit.

Project Overview

In September 2002, the Company signed a Mining Operation Agreement, ("MOA") with the Corporacion Venezolana de Guayana, ("CVG") which granted Crystallex exclusive rights to develop and exploit the gold deposits on the Las Cristinas property. A positive Feasibility Study was completed by SNC Lavalin Engineers and Constructors Inc., ("SNCL") in September 2003. The study was approved by the CVG in March, 2004. An Engineering, Procurement and Construction Management, ("EPCM") contract to provide services for the development of Las Cristinas was awarded to SNCL in March 2004.

For the Year Ended December 31, 2005 (All dollar amounts in US dollars, unless otherwise stated)

DEVELOPMENT PROJECT (CONTINUED)

Project Overview (continued)

An EIS was submitted to the MARN in April 2004 to initiate the project permitting process. In September 2004, a Socio-Economic Impact Assessment was completed by Proconsult C.A., of Venezuela, while SNCL also completed a construction phase Environmental Supervision Plan. Both reports were submitted to the MARN.

In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new economic interest would be granted in the form of operating contracts. The Government's public references to the type of operating contract that it intends to implement for the mining industry are comparable to the MOA the Company currently holds for Las Cristinas. In order to effect the policy change process, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country. The Government stated that the existing mining assets of the CVG would be transferred to create the core of the new national mining company. Given the change in the CVG's status in the mining sector, the Government decided that the MIBAM would take over the regulatory role previously administered by the CVG in terms of approving projects on behalf of the Government. MIBAM has reviewed Las Cristinas based on the previous CVG approval and has formally approved the Las Cristinas feasibility study.

In 2005, Crystallex spent $93.5 million on Las Cristinas. Of this, approximately $70 million was for equipment purchases and engineering services detailed in the capital budget of $293 million. The balance of the Las Cristinas expenditures were for programs not included in the $293 million capital budget, including social and community development programs, expansion of the airstrip at site, exploration, environmental work and general site administration costs.

Since the inception of the EPCM contract in April 2004, expenditures related to Las Cristinas total $131.9 million. Of this, approximately $89 million is related to the $293 million capital budget governed by the EPCM contract.

2005 Development Progress

Considerable progress was achieved under the EPCM contract during 2005. Engineering design was 98% completed by year end and will be finalized after receipt of the Permit. By year end, bids had been received for 95% of the total number of purchase orders and contracts and approximately 80% of the total had been awarded. At December 31, 2005, the sum of payments to date for equipment ($89 million) plus the value of outstanding equipment under purchase orders and the value of commitments associated with awarded construction contracts was $179 million.

The Company is in a position to initiate site development upon receipt of the Permit. The camp has been refurbished to accommodate the construction workforce, the administration offices are occupied and the main access road to the site has been upgraded. Contracts have been awarded for initial site work including construction of the river diversion channel and the construction of the tailings management facility, while the contract for site preparation is close to being awarded. The conditional power supply contract with EDELCA, the state utility, has been approved and provides a 10 year term with an average rate of $0.032 per kilowatt hour based on a 20,000 tpd operation. In addition, most long lead time equipment pieces were received and paid for by year end. Approximately $51 million of new equipment is currently in storage, primarily in Houston, Texas. Equipment will be shipped to Venezuela after receipt of the Permit.

The Project Schedule will be updated upon receipt of the Permit. It is currently expected that once the Permit is received the development period through commissioning of the plant will be approximately 20 to 22 months.

A comprehensive update to the September 2003 20,000 tpd Feasibility Study was completed by SNCL in August 2005. The update, titled Development Plan – 2005, was commissioned to incorporate a number of design enhancements and to include a review of capital and operating cost estimates. The revised capital estimate is $293 million, an increase of approximately 10% from the June 2004 estimate. The capital estimate is exclusive of Value Added Tax, ("VAT"). As provided for under Venezuelan law, Crystallex has applied for an exoneration of VAT during the construction phase of Las Cristinas. The capital increase reflects higher costs for crushed stone, concrete, costs associated with delays in receiving the Permit and inflation. With the advanced state of equipment purchasing and awarding of contracts, the Company has a high degree of confidence in the revised capital estimate. The estimate of operating costs also increased, with life of mine operating costs currently estimated to be $221 per ounce (including royalties calculated at a $350/oz gold price) as compared with the previous estimate of $206 per ounce. The increase results from higher costs for mill operating supplies, primarily sodium cyanide and steel grinding media, and to higher labour cost estimates. The increase in prices for mill supplies is related to a global inflation of commodity prices, while the labour charge stems from both increasing labour rates and manpower levels.

The Development Plan – 2005 included an updated estimate of resources and reserves at Las Cristinas. The revised reserve estimate incorporated the higher operating costs and the results of Crystallex drilling programs in 2004 and 2005. Measured and Indicated resources were estimated to be 501 million tonnes grading 1.1 grams per tonne gold, containing 17.7 million ounces of gold. Included in the Measured and Indicated resources are proven and probable reserves of 295 million tonnes grading 1.32 grams per tonne gold, representing 12.5 million ounces of gold calculated using a $350 per ounce gold price. Subsequent to year end 2005, Mine Development Associates ("MDA") calculated the reserves at Las Cristinas using a $400 per ounce gold price. The pit design and other physical parameters and costs that were used in the Development Plan did not change. At $400 per ounce, proven and probable reserves at Las Cristinas are 353 million tonnes grading 1.20 g/t containing 13.6 million ounces of gold. At a $400 per ounce gold price the total average operating cash costs increase due to higher royalty payments. Total cash costs, including royalties, at $400 per ounce, average $160 per ounce for the first five years and $228 per ounce over the life of the mine.

Crystallex also engaged SNCL to complete a Pre-Feasibility study for expanding Las Cristinas from an initial 20,000 tpd to a 40,000 tpd operation. The study, completed in October 2005, assumes mechanical completion of the expansion to 40,000 tpd approximately two years after completion of the 20,000 tpd plant. The estimate of incremental capital to double the capacity of the operation is $153 million. Operating costs over the life of mine were estimated to be $208 per ounce (including royalties calculated at a $350/oz gold price), as compared with $221 per ounce for the 20,000 tpd operation. The mine life was reduced from 41 years at 20,000 tpd to 23 years with the expansion to 40,000 tpd. Average annual production over the mine life was estimated to be 504,000 ounces at 40,000 tpd, as compared with 274,000 ounces at 20,000 tpd.

OPERATIONS REVIEW

Production

Gold Production (ounces)		**2005**		2004		2003
Tomi Open Pits		**30,290**		35,961		24,360
Tomi Underground		**19,811**		5,891		2,753
La Victoria		**1,491**		2,412		5,564
Purchased Material		**1,586**		4,709		2,567
Total Gold Production (ounces)		**53,178**		48,973		35,244
Total Ore Processed[1] (tonnes)		**418,414**		443,504		370,276
Head Grade of Ore Processed (g/t)		**4.2**		3.7		3.5
Total Recovery Rate (%)		**94%**		93%		84%
Total Recovered (ounces)		**53,178**		48,973		35,244
Total Cash Cost Per Ounce Sold	**$**	**401**	$	365	$	385
Mine Operating Cashflow ($,000)	**$**	**2,235**	$	2,208	$	(454)
Capital Expenditures[2] ($,000)	**$**	**856**	$	9,900	$	1,722
Cash Flow After Capital ($,000)	**$**	**1,379**	$	(7,692)	$	(2,176)

[1] Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.

[2] Capital expenditures at operating mines, (excludes Las Cristinas).

For the Year Ended December 31, 2005 (All dollar amounts in US dollars, unless otherwise stated)

OPERATIONS REVIEW (CONTINUED)

The Company produced a record 53,000 ounces of gold at its Venezuelan operations in 2005, an 8% increase over 2004. Gold production in 2005 was almost exclusively from the Tomi concession, located near El Callao in Bolivar state.

As compared with the year earlier period, a more than threefold increase in production from the Tomi underground mine offset a 16% reduction in open pit production. By the third quarter of 2005, the underground mine was consistently producing ore at design levels of 6,000 tonnes per month. During 2006, underground production is forecast to average 6,000 tonnes per month at grades exceeding 11.0 g/t.

The decline in gold recovered from the open pits was attributable to processing fewer tonnes of ore and a decrease in the grade of ore processed from 3.5 g/t to 3.2 g/t. Open pit mining was conducted principally at the Mackenzie and Milagrito pits on the Tomi concession. By year end, the main Milagrito pit was depleted. During the fourth quarter of 2005, the Company evaluated a plan to extend, by approximately one year, the Mackenzie pit to the north to access some 288,000 tonnes of ore grading 2.9 g/t. At a gold price in excess of $400 per ounce the north extension was viable and a decision was made to continue mining at Mackenzie. During 2006, the Mackenzie pit will provide the majority of the ore for the Revemin mill.

The mining operations generated cash flow of approximately $2.2 million in 2005, the same level as the year earlier. After capital expenditures, mine site cash flow was $1.4 million in 2005 and a deficit of $7.7 million in 2004.

During 2006, the Company plans to conduct exploration on the Tomi properties with the aim of finding sufficient open pit ore to supply the Revemin mill after the depletion of the existing Tomi pits in early 2007. Exploration is also planned for the Lo Increible property near El Callao.

Tomi

100% Basis	2005	2004	2003
Tomi Open Pits (100% Crystallex)			
Tonnes Ore Mined	**313,599**	334,289	268,169
Tonnes Waste Mined	**1,971,402**	2,751,124	919,137
Tonnes Ore Processed	**319,287**	350,008	247,644
Average Grade of Ore Processed (g/t)	**3.2**	3.5	3.5
Recovery Rate (%)	**93%**	92%	88%
Production (ounces)	**30,290**	35,961	24,360
Tomi Underground (100% Crystallex)			
Tonnes Ore Mined	**72,177**	26,966	12,698
Tonnes Ore Processed	**63,319**	28,454	11,070
Average Grade of Ore Processed (g/t)	**10.2**	6.9	8.3
Recovery Rate (%)	**95%**	94%	93%
Production (ounces)	**19,811**	5,891	2,753

La Victoria

100% Basis	2005	2004	2003
La Victoria			
Tonnes Ore Mined	**24,892**	36,012	86,078
Tonnes Waste Mined	**126,704**	481,210	461,163
Tonnes Ore Processed	**25,649**	25,974	89,025
Average Grade of Ore Processed (g/t)	**2.02**	3.18	2.8
Recovery Rate (%)	**89%**	91%	68%
Production (ounces)	**1,491**	2,412	5,564

During 2005, Crystallex reviewed alternative methods for processing of refractory sulphide ore at La Victoria. However, at present, modifying the Revemin mill is not economically attractive as there is insufficient mineralized material to recover capital for mill modifications, diverting the Yuruari River and pre-production waste stripping.

An in-pit crusher at La Victoria is currently being used to crush waste rock which is trucked to Las Cristinas for use as construction aggregate.

INCOME STATEMENT

Revenue

Revenue in 2005 was $25.0 million, compared with $20.2 million in 2004. The increase in revenue in 2005 was attributable to selling over 11% more gold than the prior year and realizing a higher average price on gold sales. Gold sales in 2005 were 55,217 ounces, compared with 49,478 in 2004. The increase in ounces sold was due to higher gold production as described in the Operations Review section of this MD&A. The Company realized an average gold sales price of $453 per ounce in 2005, up from $409 per ounce in 2004. Spot gold prices averaged $445 per ounce in 2005 and $410 per ounce in 2004. Crystallex presently sells all its gold to the Venezuelan Central Bank and receives the prevailing spot gold price. Gold sales proceeds are received in local currency and are used to fund ongoing operations and capital projects in Venezuela.

Operating Expenses

The Company's total cash costs of sales include mining, processing, mine administration, royalties and production taxes and exclude corporate general and administrative expenses, depreciation and depletion, financing costs, capital costs and reclamation accruals.

The Company's cash costs of sales for 2005 were $22.8 million, compared with $18.0 million in 2004. Although tonnes of waste and ore mined were 30% lower in 2005 than in 2004 and less ore was processed, operating costs were higher in 2005 for a number of reasons. For the last nine months of 2005, all costs at the mining operations were expensed, including costs that would typically be capitalized, such as underground ramp development. All costs are expensed at the El Callao operations due to the short reserve life at the Tomi mines. Higher operating costs in 2005 also reflect the impact of worldwide price inflation of commodities, including mining and processing consumables, particularly explosives, cyanide and steel grinding media. In addition, the 2005 operating expense figure includes costs associated with the BIOX pilot plant and concentrate studies for the La Victoria deposit and exploration expenses related to drilling on the Tomi concession. In general, the Tomi open pit operations are relatively high cost due to the significant amount of waste rock required to be mined. The strip ratio (the ratio of waste mined to ore mined) at the Tomi open pits averaged 6.3:1.0 in 2005.

On a unit cost basis, total cash costs were $401 per ounce of gold sold in 2005, compared with $365 per ounce in 2004. Unit costs were higher in 2005 as the increase in operating costs more than offset the increase in ounces sold.

General and Administrative Expenses

General and Administrative expenses were $19.5 million in 2005, compared with $18.2 million in 2004. General and administrative expenses in 2005 include $4.0 million for consulting fees related to the Las Cristinas project, an increase of $3.2 million from the year earlier and also reflect an increase of approximately $1.0 million in capital taxes. These increases were offset, in part, by a $1.3 million reduction in payroll related charges.

For the Year Ended December 31, 2005 (All dollar amounts in US dollars, unless otherwise stated)

INCOME STATEMENT (CONTINUED)

Forward Sales and Written Call Options

Crystallex eliminated its gold contract positions in 2005. During the year, the Company spent cash of $12.0 million to financially settle 93,119 ounces of gold contracts. The remaining 71,239 ounces of gold contract positions were closed out on December 23, 2005 and the settlement amount of $14.3 million was converted into a term loan facility with Standard Bank Plc to be partially amortized over the next three years (see Financing Activities).

Accounting for Derivative Instruments

The Company's forward sales and call options were designated as derivatives so they did not qualify for the normal sales exemption (or hedge accounting) for accounting treatment. The Company's metal trading contracts were recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives are recorded on the Balance Sheet and are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur as a result of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract loss in 2005 was $3.8 million. This included an unrealized gain of $8.3 million offset by a realized loss of $12.0 million. The unrealized gain represents the reduction in the mark-to-market value of the Company's gold contract obligations since December 31, 2004, while the realized loss reflects $12.0 million of cash spent during the year for financially settling 93,119 ounces of gold contracts.

Investment in Subsidiaries

In November 2004, Vengroup delivered a notice of arbitration to the Company and ECM. On December 29, 2005 the Company and ECM acquired the non-controlling shareholder interests in the holding companies which own or control the Lo Increible 2, 4C and 4D mining properties and the La Victoria concession for consideration of $6.6 million. As part of the transaction to acquire the non-controlling interests, the Company also entered into a two-year consulting agreement for total fees of $600,000. This investment in ECM and its subsidiaries was subsequently written down to nil at December 31, 2005, as the Company had previously written off its controlling interest in the related underlying mining assets.

LIQUIDITY AND CAPITAL RESOURCES

Crystallex's principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive operating cashflow (after corporate general and administrative expenses) until the Las Cristinas project is operating at full capacity. Crystallex forecasts cash requirements of approximately $275 million through the first quarter of 2008 to build Las Cristinas, fund the Company's operating deficit, and for debt service. The Company intends to fund this overall requirement with existing cash and from a combination of limited recourse project debt financing, and other forms of public market debt and equity financing.

Cash and Cash Equivalents

On December 31, 2005, the Company had cash and cash equivalents of $25.4 million (including restricted cash of $21.3 million), a decrease of $108.6 million since the beginning of the year. The restricted cash represents the balance of proceeds of a senior unsecured note financing held in escrow. Approximately $12.7 million of the restricted cash will be released to pay for approved capital expenditures detailed in the project budget for the development of Las Cristinas and $8.6 million will partially fund interest payments in 2006 on the senior unsecured notes.

Under the terms of the 9.375% senior unsecured notes, the net proceeds of $95.5 million were allocated to two pools: $81.4 million in the Project Pool to pay for approved Las Cristinas capital costs and $14.1 million in the Interest Pool to provide for the first three semi-annual interest payments. The $12.7 million balance in the Project Pool is forecast to provide sufficient funding for Las Cristinas planned capital expenditures through March 2006. Thereafter, Las Cristinas development expenditures will be funded with the Company's unrestricted cash.

Subsequent to year end, Crystallex completed a private placement of units consisting of 10,799,000 common shares and 12,250,000 warrants for net proceeds of $30.4 million, (see Financing Activities).

The change in the cash balance during 2005 is reconciled as follows:

		$ millions
Cash, Short-term Investments and Restricted Cash at December 31, 2004	**$**	**134.0**
Common Share and Warrant Financing Activities		16.2
Debt Borrowings		7.7
Total Sources of Cash	$	23.9
Operating Cash Flow Deficit	$	(32.7)
Capital Expenditures – Las Cristinas		(93.5)
Capital Expenditures – Other Operations		(0.9)
Debt Service		(4.5)
Financing Fees		(0.9)
Total Uses of Cash	$	(132.5)
Net reduction in Cash, Short-term Investments and Restricted Cash	$	(108.6)
Cash, Short-term Investments and Restricted Cash at December 31, 2005	**$**	**25.4**

Cash Flow from Operations

Cash flow from operations (before capital expenditures) is principally affected by general and administrative expenditures, cash expenditures on reducing the Company's gold sales commitments, the level of gold sales, realized gold prices, cash operating costs, and movements in non-cash working capital. Cash flow from operations was a deficit of $32.7 million in 2005, compared with a deficit of $36.0 million the year earlier. Positive mine operating cash flow of $2.2 million in 2005 was offset principally by cash used for general and administrative expenses ($19.5 million) and for settling gold contract positions ($12.0 million).

Investing Activities

Capital expenditures totalled $94.4 million in 2005, compared with $50.9 million in 2004. The increase is attributable to higher spending on Las Cristinas. Capital expenditures for Las Cristinas totalled $93.5 million in 2005 and included expenditures for project development under the EPCM contract and also for general site costs, including camp refurbishment, environmental work, geotechnical drilling, exploration drilling and legal and professional fees associated with tax structuring and project financing.

Capital expenditures for 2005 and 2004 are summarized as follows:

($ millions)		2005		2004
Las Cristinas	$	**93.5**	$	40.7
Revemin/Tomi		**0.4**		9.1
Albino		**0.5**		0.8
Corporate		**-**		0.3
Total	$	**94.4**	$	50.9

The amount of capital expenditures in 2006 will depend upon the timing of the receipt of the Las Cristinas Permit and the timing of future financings. Assuming receipt of the Permit at the beginning of the second quarter, capital expenditures at Las Cristinas and other corporate expenditures could exceed $170 million in 2006.

For the Year Ended December 31, 2005 (All dollar amounts in US dollars, unless otherwise stated)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Financing Activities

In September 2005, the Company issued C$10 million of 5% senior unsecured notes ("Series 2 Notes") due March 13, 2006 to a counterparty. The notes were part of a Unit transaction that also included the issuance to the counterparty of 200,000 common shares of the Company and warrants to acquire 450,000 common shares of the Company at an exercise price of C$3.19 per share exercisable on or before September 13, 2006.

The Company also established a C$60 million equity draw down facility with the counterparty. Under the terms of the equity facility, the Company has the right, but not the obligation, to require the counterparty to purchase up to C$60 million of the Company's common shares in a series of draws over a 24 month period, from September 14, 2005 to September 14, 2007. The minimum share price at which the Company will sell shares to the counterparty is C$1.00. The Series 2 Notes provide that until the C$10 million principal value of the Series 2 Notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the Series 2 Notes.

During the fourth quarter of 2005, the Company issued the following shares to the counterparty upon the exercise of four draws under the equity draw down facility.

Date	Shares Issued	Gross Proceeds
October 5, 2005	4,092,680	C$6.0 million
October 31, 2005	2,924,259	C$4.6 million
November 30, 2005	3,163,657	C$6.0 million
December 16, 2005	2,092,640	C$5.0 million

The C$10 million of Series 2 Notes were repaid in full by year end with proceeds from the four draws under the equity draw down facility. Subsequent to year end, on January 26, 2006, the Company exercised a fifth draw under the equity draw down facility and issued 1,661,130 shares to the counterparty for gross proceeds of C$5.0 million.

On December 23, 2005, the Company closed out the remaining 71,239 ounces of gold contract positions and converted the $14.3 million settlement amount into a term loan facility with Standard Bank Plc to be partially amortized over the next three years, maturing on December 31, 2008. The loan consists of a $7.5 million convertible portion and a $6.8 million non-convertible portion. The payment obligations with respect to the Company's existing $2.1 million loan with Standard Bank Plc have been restructured and coordinated with the repayment terms of the term loan.

Crystallex is required to make a single repayment at the beginning of each month of $150,000 for principal and interest covering both the new term loan facility and the restructured credit agreement with Standard Bank Plc. The principal amounts outstanding under both the new term loan facility and the restructured credit agreement bear interest at an annual rate of Libor plus 2.5%. The Company is required to make additional mandatory repayments, which are tied to the net proceeds of new equity financings, including convertible or exchangeable debt securities. All payments are applied first against accrued and unpaid interest on the loans and then against the outstanding principal, (in the case of the new term facility, the payments are applied against the outstanding principal of the non-convertible portion of the loan). When the non-convertible portion of the new term facility has been repaid, Standard Bank Plc can elect to either i) have the payment amount reduced to only cover accrued and unpaid interest on the convertible portion or ii) maintain the payment at $112,500 to be applied against interest and principal on the convertible portion. Any amounts outstanding under the new term loan facility and the restructured credit agreement after scheduled and additional mandatory repayments are due December 31, 2008.

Crystallex is providing a guarantee of the obligations under the new term loan and the restructured credit agreement. The restructured credit agreement remains secured by the Company's Tomi and Revemin assets. The non-convertible portion of the new term facility ranks pari passu with unsecured and unsubordinated debt of Crystallex. The convertible portion of the new term facility ranks subordinate in repayment terms to the existing $100 million of unsecured Crystallex notes.

The $7.5 million convertible portion of the new term facility is exchangeable at the option of Standard Bank into Crystallex shares. The number of Crystallex shares received upon conversion is determined by the loan amount to be converted divided by the lesser of C$2.32 (representing the average market price of Crystallex common shares on the Toronto Stock Exchange, ("TSX") for the five trading days preceding December 23, 2005) and the average market price for Crystallex common shares on the TSX for the five trading days preceding the exchange date. The exchange price per common share must not be lower than C$2.00. Crystallex can require Standard Bank to exercise its exchange right if the average market price for Crystallex shares on the TSX for any five trading days after April 24, 2006 exceeds C$4.40.

On December 29, 2005, the Company acquired for $6.6 million, the non-controlling shareholder interests in the holding companies which own or control the interests in certain of the Lo Increible mining properties in Venezuela. For consideration, on December 30, 2005 Crystallex issued to Vengroup 1,467,136 shares, for value of $3.0 million, and a $3.6 million exchangeable promissory note.

In February 2006, the Company completed a private placement of 10,799,000 units at a purchase price of US$2.90 per unit for net proceeds of US$30.4 million. The units consisted of 10,799,000 common shares and 12,250,000 share purchase warrants. Each warrant allows the holder to purchase a common share of the Company for US$4.25 per share for a period of 18 months commencing on the later of April 4, 2006 or 45 days following the receipt of the Permit for the Las Cristinas project.

As a result of the private placement financing and in accordance with the terms of the new term facility with Standard Bank Plc, the Company made a mandatory repayment of $2.1 million in February 2006 to Standard Bank Plc.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company's contractual obligations and commitments, as at December 31, 2005, are tabled below:

US$ millions	**Less than One Year**	**1 - 3 Years**	**4 - 5 Years**	**More Than 5 Years**	**Total**
Long Term Debt Repayments[1]	$ 2.4	$ 17.5	–	$ 100.0	$ 119.9
Asset Retirement Obligations	$ 0.1	$ 1.5	–	–	$ 1.6
Operating Lease Obligations	$ 0.16	$ 0.12	$ 0.14	–	$ 0.42

[1] Included in the debt repayment schedule is $3.6 million of exchangeable notes, payable in four equal instalments commencing June 2006. The Noteholders may elect to exchange the instalments for shares of the Company and the Company has the option to satisfy the instalment obligation with shares.

At the end of 2005, the Company had awarded contracts and purchase orders with a value of $179 million related to the development of the Las Cristinas project. Of this amount, $89 million had been paid by year end. The majority of the $90 million balance is related to construction contracts that have yet to commence.

In addition, the Company has royalty commitments that are only payable if gold is produced. There is no obligation to make payments if gold is not produced. Currently, the Company's only gold production is from the Tomi concession, which is subject to a 1.75% royalty on gold revenue. All gold production in Venezuela is subject to an exploitation tax, established under the Mining Law, which is payable to the Republic. The exploitation tax is presently 3% of gold revenue.

In the normal course of business, the Company has entered into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable by the year end; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

For the Year Ended December 31, 2005 (All dollar amounts in US dollars, unless otherwise stated)

RELATED PARTY TRANSACTIONS

During 2005, Crystallex entered into the following material transactions with related parties:

Legal Fees

- McMillan Binch Mendelsohn LLP: McMillan Binch Mendelsohn LLP provides legal services to the Company. David Matheson is counsel to McMillan Binch Mendelsohn LLP and was a member of the Board of Directors of Crystallex until June 24, 2005. During that period in 2005, McMillan Binch Mendelsohn LLP was paid $730,000 for providing corporate legal services to Crystallex.

Management and Consulting Fees

- Orion Securities Inc.: Orion Securities Inc. is an investment dealer that provided underwriting services to the Company. Mr. Robert Fung is a consultant to Orion Securities Inc. and is Chairman of the Board of Directors of Crystallex. During 2005, Orion was paid $121,000 for these services, none of which was to the benefit of Mr. Fung.

OUTSTANDING SHARE DATA

At March 27, 2006, 220,837,259 common shares of Crystallex were issued and outstanding. In addition, at March 27, 2006 options to purchase 11,514,294 common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 8,997,727 common shares of Crystallex were issued and outstanding. In addition, warrants to purchase 12,250,000 common shares of Crystallex were issued and can be exercised on the later of April 4, 2006 or 45 days following the receipt of the Permit for Las Cristinas.

QUARTERLY DATA

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2[1]	Q1
Revenue	$ 6,623	$ 7,020	$ 6,301	$ 5,046	$ 5,037	$ 5,632	$ 5,634	$ 3,943
Net Loss	$ (18,585)	$ (10,338)	$ (8,295)	$ (7,989)	$ (44,115)	$ (9,441)	$ (448)	$ (6,651)

[1] Reflects adjustment of $3.96 million relating to revised accounting treatment of gain derived from Standard Bank orderly disposition agreement.

Quarterly revenue in 2005, as compared with 2004 reflects higher gold sales and higher realized gold prices. Net income in the fourth quarter of 2005 reflects the impact of a $6.6 million write-down of an investment in a subsidiary company. The comparable quarter in 2004 reflects the impact of a $32.0 million write-down of mineral properties and property plant and equipment.

The quarterly trends are consistent with the explanations of the annual trends set out in this MD&A.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets at the date of the consolidated financial statements. Significant estimates used herein include those relating to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts, (principally fixed forward contracts and written call options) available operating capital and required reclamation costs. Among other things, these estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and reclamation and remediation obligations. It is reasonably possible that actual results could differ in the near term from these and other estimates used in preparing these financial statements and such differences could be material.

Property Evaluations

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events and changes in circumstances indicate that the carrying value may not be recoverable. Estimated net future cashflows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors), operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. Reductions in the carrying amount of property, plant and equipment, with corresponding charges to earnings, are recorded to the extent that the estimated future discounted net cashflows are less than the carrying amount.

Capitalization of Exploration and Development Costs

Mineral exploration costs such as topographical, geochemical, and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold, or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Commodity Derivative Contracts

The Company may use commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheet under the captions Commodity Contract Obligations at estimated fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains or losses arising from changes in the fair market value of the liability related to both fixed forward contracts and written call options and realized gains/losses on commodity derivative contracts which are either settled financially or through physical delivery, are recognized in the statement of operations in the period of the change or settlement as commodity contract loss/gain.

RISK FACTORS

The business and operations of Crystallex are subject to risks. In addition to considering the other information in the Annual Information Form, you should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Mine Operation Agreement

Lack of Ownership Rights

Under Venezuelan law, all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas Deposits and has elected to do so through the CVG. See "Las Cristinas Project – Mine Operation Agreement." The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights to the Company. Rather, the Company has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Company in the Las Cristinas Deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights

In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Company is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas Project. The Company does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

(a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Company; and

(b) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Company's right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party's right to exploit the copper.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas Project and its other mining projects, the Company will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

In September 2005, the Company issued C$10 million of 5% unsecured notes due March 13, 2006 to Azimuth Opportunity, Ltd. ("Azimuth") and established a C$60 million equity draw down facility with the same entity. The agreements between Azimuth and the Company stipulate that, until the C$10 million principal value of the unsecured notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the unsecured notes. During the fourth quarter of 2005 the Company received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10 million principal value of the unsecured notes. In January 2006 the Company raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Company received gross proceeds of US$31.3 million under a private placement of units. Despite these financings, the Company currently has limited financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas Project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

The Company's reported mineral reserves and resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. In addition, short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period. If its mineral reserve and resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under "Mine Operation Agreement – Lack of Ownership Rights," the Mine Operation Agreement does not transfer any property ownership rights to the Company.

For the Year Ended December 31, 2005 (All dollar amounts in US dollars, unless otherwise stated)

RISK FACTORS (CONTINUED)

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005. MIBAM is expected to have completed its overall approval process by the end of March 2006. The Government's public references to the type of operating contract that it intends to implement for the mining industry are comparable to the Mine Operation Agreement the Company currently holds for the Las Cristinas Project.

Arbitration Proceedings

The Company is a party interested in, but is not a party to, an ongoing arbitration. See "Legal Proceedings" in the Company's 2005 AIF filed concurrently on SEDAR and EDGAR for a detailed description of the arbitration proceeding.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2005, the gold price fluctuated between a low of US$253 and a high of US$536.50. On December 30, 2005, the p.m. fixing price of gold sold in the London Bullion Market was US$513.

The Company's revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Company's operations for a significant period, the Company may be required to suspend or terminate production at the affected operation. In addition, the Company may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Company's profitability, cash flows and financial position. Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

The market price of the common shares of the Company is also affected by fluctuations in the gold price.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of ore mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company's mineral exploration and exploitation activities will be successful.

The Company's operations may also be affected by the presence of illegal miners: something that is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of illegal miners, there can be no assurance that these strategies will be successful or that the Company's operations will not be adversely affected by the presence of illegal miners.

Country Risk

Political and Economic Instability

The Company's mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

The Company's principal mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities. The risks associated with carrying on business in Venezuela include, but are not limited to, civil unrest, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Violent crime is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, small miners activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations, including its ability to satisfy its foreign currency obligations. See also "Mining in Venezuela."

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company's profitability and financial position and the value of the common shares of the Company. The Company does not maintain insurance against environmental risks.

RISK FACTORS (CONTINUED)

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Company will be able to successfully compete against such companies.

Limited Mining Operations

The Company's Tomi operations and Revemin mill currently account for substantially all of the Company's mineral production and revenues. Any adverse development affecting these operations could adversely affect the Company's financial performance and results of operations.

Production Risks

The Company prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the Company's profitability, cash flows and financial position. There can be no assurance that the Company will achieve its production estimates.

The Company's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

One of the most significant physical production issues the Company faces in the Las Cristinas Project pertains to the heavy amount of rainfall the area receives (an average of 3.3m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Environmental Regulation and Liability

The Company's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company does not maintain environmental liability insurance.

The Las Cristinas Deposits are located within the Imataca Forest Reserve. Presidential Decree 3.110, which establishes an ordinance plan and regulations for the use of the Reserve, permits mining activities in the Reserve and establishes the legal framework for such activities. Presidential Decree 3.110 replaced a previous Presidential decree that was the subject of a legal challenge before the Venezuelan Supreme Court. It is possible that Presidential Decree 3.110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas Deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for the Las Cristinas Project. The Company was advised that the Las Cristinas Project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

Regulations and Permits

The Company's activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company's permits that could have a significant adverse impact on the Company's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

For the Year Ended December 31, 2005 (All dollar amounts in US dollars, unless otherwise stated)

RISK FACTORS (CONTINUED)

Delays in acquiring the environmental permits, necessary to allow commencement of construction of the mine, have impacted the overall project completion. Upon receipt of the final environmental permit, the Company expects to commence construction for the base case 20,000 tonnes per day level which should see initial production in early 2008.

Currency Fluctuations

Currency fluctuations may affect costs at the Company's operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company's operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company's profitability, cash flows and financial position.

Recent Losses and Write-downs

The Company incurred net losses in each of 2005, 2004, and 2003. The Company's deficit as at December 31, 2005 was $251.5 million. The Company's profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Annual Information Form. Substantially all of these factors are beyond the control of the Company. There can be no assurance that the Company will become profitable in the near future.

Dependence on Key Employees

The Company's business and operations are dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees.

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company's current shareholders. The Company may also issue additional option and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company's then current shareholders could also be diluted.

For additional risk factors, please refer to the Company's Annual Information Form filed on SEDAR and EDGAR.

REPORT ON DISCLOSURE CONTROLS AND PROCEDURES

Pursuant to Multilateral Instrument 52-109 - Certification of Disclosure in Issuer's Annual and Interim Filings, the Company evaluated the effectiveness of its disclosure controls and procedures (the "Disclosure Controls") as at year end December 31, 2005 under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer. Based on the results of this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Disclosure Controls were effective and that the Diclosure Controls provide reasonable assurance that material information relating to Crystallex and its subsidiaries is made known to the Company by others within those entities, particularly during the period in which the annual filings are being prepared.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to assess profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

$,000's		2005		2004
Operating Costs per Financial Statements	$	**22,755**	$	18,038
Adjust for Albino Development Expenditures		**(592)**		-
Reclamation and Closure Costs		**-**		-
Operating Costs for Per Ounce Calculation	$	**22,163**	$	18,038
Gold Ounces Sold		**55,217**		49,478
Total Cash Cost Per Ounce US$	$	**401**	$	365

Additional information relating to Crystallex is available on SEDAR or EDGAR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

ACCOUNTING RESPONSIBILITIES, PROCEDURES AND POLICIES

The Board of Directors which, among other things, is responsible for the consolidated financial statements of the Company, delegates to management the responsibility for the preparation of the statements. Responsibility for their review is that of the Audit Committee. Each year the shareholders appoint independent auditors to audit and report directly to them on the financial statements.

In preparing the consolidated financial statements, great care is taken to use the appropriate generally accepted accounting principles and estimates considered necessary by management to present fairly and consistently the consolidated financial position and the results of operations. The principal accounting policies followed by the Company are summarized on pages 48 to 51.

The accounting systems employed by the Company include appropriate controls, checks and balances to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use as well as facilitating the preparation of comprehensive, timely and accurate financial information. There are limits inherent in all systems based on the recognition that the cost of such systems should not exceed the benefits to be derived. The Company believes its systems provide the appropriate balance in this respect.

The Company's Audit Committee is appointed by the Board of Directors annually and is currently comprised of three independent directors. The Committee meets with management and with the independent auditors (who have free access to the Audit Committee) to satisfy itself that each group is properly discharging its responsibilities and to review the financial statements and the independent auditor's report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the financial statements for issuance to the shareholders.

Johan van't Hof	Todd Bruce	Daniel Hamilton
Chairman of the Audit Committee	President & Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of
Crystallex International Corporation

We have audited the consolidated balance sheets of Crystallex International Corporation as at December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Toronto, Ontario
March 27, 2006

CONSOLIDATED BALANCE SHEETS

As at December 31 (Expressed in United States dollars)

	2005	2004
ASSETS		
CURRENT		
Cash and cash equivalents	$ 4,070,019	$ 5,766,742
Short-term investments	-	30,277,280
Restricted cash and cash equivalents (Note 4)	9,241,851	2,500,000
Accounts receivable	1,395,394	529,907
Production inventories (Note 5)	2,566,821	1,784,788
Prepaid expenses and other	2,787,495	2,785,264
	20,061,580	43,643,981
RESTRICTED CASH AND CASH EQUIVALENTS (Note 4)	12,081,312	95,505,636
PROPERTY, PLANT AND EQUIPMENT (Note 6)	215,260,043	117,329,337
DEFERRED FINANCING FEES (Note 7)	3,237,263	3,639,702
TOTAL ASSETS	$ 250,640,198	$ 260,118,656
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 20,145,034	$ 6,595,329
Current portion of debt (Note 8)	2,442,350	4,400,000
Current portion of commodity contract obligations (Note 9)	-	16,724,215
Current portion of asset retirement obligations (Note 10)	126,092	-
	22,713,476	27,719,544
DEBT (Note 8)	94,495,582	80,687,719
COMMODITY CONTRACT OBLIGATIONS (Note 9)	-	5,855,897
ASSET RETIREMENT OBLIGATIONS (Note 10)	1,394,646	2,301,181
	118,603,704	116,564,341
COMMITMENTS AND CONTINGENCIES (Notes 1 & 18)		
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 11)	336,491,624	306,031,783
CONTRIBUTED SURPLUS (Note 11)	32,489,216	31,824,328
EQUITY COMPONENT OF EXCHANGEABLE BANK LOAN (Note 8)	2,564,366	-
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	11,958,981
DEFICIT	(251,467,693)	(206,260,777)
	132,036,494	143,554,315
	$ 250,640,198	$ 260,118,656

Todd Bruce
Director

Johan van't Hof
Director

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31 (Expressed in United States dollars)

	2005	2004	2003
MINING REVENUE	**$ 24,989,681**	$ 20,245,690	$ 11,329,407
OPERATING EXPENSES			
Operations	**22,754,642**	18,037,768	11,783,185
Amortization	**2,366,312**	1,161,042	1,019,566
Depletion	**330,472**	4,869,005	2,034,962
	25,451,426	24,067,815	14,837,713
OPERATING LOSS	**(461,745)**	(3,822,125)	(3,508,306)
OTHER EXPENSES			
Amortization	**1,048,296**	158,969	276,722
Interest on debt	**11,809,087**	548,131	906,490
General and administrative	**19,460,501**	18,223,193	16,375,534
Stock based compensation (Note 11)	**3,665,894**	5,296,977	–
	35,983,778	24,227,270	17,558,746
COMMODITY CONTRACT LOSS (Note 9)	**(3,770,835)**	(963,717)	(16,475,340)
LOSS BEFORE OTHER ITEMS	**(40,216,358)**	(29,013,112)	(37,542,392)
OTHER ITEMS			
Interest and other income	**1,926,425**	697,638	195,992
Foreign exchange (loss) gain	**(1,192,593)**	397,313	(3,528,401)
Write-down of property, plant & equipment (Note 6)	**–**	(32,003,253)	(17,506,337)
Gain on settlement of debt (Note 8)	**875,610**	–	–
Investment in subsidiaries (Note 12)	**(6,600,000)**	(493,702)	–
Loss on sale and write-down of marketable securities	**–**	–	(136,276)
	(4,990,558)	(31,402,004)	(20,975,022)
LOSS FROM CONTINUING OPERATIONS BEFORE NON-CONTROLLING INTEREST	**(45,206,916)**	(60,415,116)	(58,517,414)
NON-CONTROLLING INTEREST	**–**	111,053	–
LOSS FROM CONTINUING OPERATIONS	**(45,206,916)**	(60,304,063)	(58,517,414)
LOSS FROM DISCONTINUED OPERATIONS (Note 17)	**–**	(350,000)	(2,969,088)
NET LOSS FOR THE YEAR	**$ (45,206,916)**	$ (60,654,063)	$ (61,486,502)
NET LOSS PER SHARE			
Continuing operations	**$ (0.23)**	$ (0.35)	$ (0.49)
Discontinued operations	**–**	–	(0.03)
	$ (0.23)	$ (0.35)	$ (0.52)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**194,729,931**	172,234,551	118,309,198

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (Expressed in United States dollars)

	2005	2004	2003
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES			
Loss for the year – continuing operations	**$ (45,206,916)**	$ (60,304,063)	$ (58,517,414)
Adjustments to reconcile loss to net cash used in operating activities:			
Amortization and depletion	**3,399,620**	6,189,016	3,331,250
Unrealized foreign exchange (gain) loss	**-**	(71,279)	493,576
Accretion expense on asset retirement obligation	**345,460**	–	–
Director's fees	**190,000**	100,000	57,000
Non controlling interest in loss of subsidiary	**-**	(111,053)	–
Interest accretion on debt	**2,672,895**	79,249	-
Management and consulting fees	**-**	–	1,378,175
Unrealized commodity contract (gain) loss	**(8,265,111)**	(18,127,999)	13,808,154
Stock based compensation	**3,665,894**	5,296,977	–
Extension of warrants	**-**	225,178	(1,160,650)
Increase in prepaid expenses and other	**(2,231)**	(1,752,719)	(745,147)
Decrease in due from related parties	**-**	-	68,221
Increase (decrease) in accounts payable and accrued liabilities	**6,409,112**	(323,269)	(710,761)
Decrease in due to related parties	**-**	–	(190,297)
	(32,714,407)	(36,005,098)	(26,538,672)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in property, plant and equipment	**(94,369,873)**	(50,900,524)	(9,032,425)
Decrease (increase) in restricted cash and cash equivalents	**76,682,473**	(98,005,636)	–
Decrease (increase) in short-term investments	**30,277,280**	(30,277,280)	–
Sale of marketable securities	**-**	–	365,912
	12,589,880	(179,183,440)	(8,666,513)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common shares for cash	**15,892,242**	115,113,111	7,059,199
Debt borrowings	**7,673,793**	78,550,000	3,136,089
Proceeds from orderly disposition of shares	**-**	3,957,285	-
Debt repayments	**(4,512,500)**	(1,029,530)	(1,584,934)
Deferred financing fees	**(898,657)**	(3,489,122)	–
Special warrants and warrants	**272,926**	–	44,765,443
	18,427,804	193,101,744	53,375,797
CASH FLOWS FROM CONTINUING OPERATIONS	**(1,696,723)**	(22,086,794)	18,170,612
CASH FLOWS FROM DISCONTINUED OPERATIONS	**-**	1,650,000	831,476
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**-**	–	3,595,235
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(1,696,723)**	(20,436,794)	22,597,323
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**5,766,742**	26,203,536	3,606,213
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 4,070,019**	$ 5,766,742	$ 26,203,536

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31 (Expressed in United States dollars)

	Number of Common Shares	Amount	Number of Special Warrants	Amount	Number of Warrants	Contributed Surplus	Deficit	Cumulative Translation Adjustment	Equity *Component* of Convertible Notes/ Exchangeable Debt	Total
Balance at December 31, 2002	91,722,278	$127,012,205	2,252,500	$ 2,915,183	11,678,170	$ 3,657,902	$ (80,571,880)	$ (2,894,717)	$ 2,482,126	$ 52,600,819
Shares issued:										
Exercise of options	270,000	332,500	–	–	–	–	–	–	–	332,500
Conversion of warrants	4,803,457	8,185,623	–	–	(4,803,457)	(1,458,924)	–	–	–	6,726,699
Directors' fees	40,080	57,000	–	–	–	–	–	–	–	57,000
Settlement of mineral property dispute	229,283	542,766	–	–	–	–	–	–	–	542,766
Settlement of bank loan and bank fees	2,348,184	2,114,811	–	–	–	–	–	–	–	2,114,811
Financial advisory fees	350,000	650,590	–	–	–	–	–	–	–	650,590
Finders fee	61,695	109,705	–	–	–	–	–	–	–	109,705
Legal fees	1,281,124	2,179,579	–	–	–	–	–	–	–	2,179,579
Conversion of notes	17,036,967	16,444,612	–	–	–	–	–	–	(2,482,126)	13,962,486
Conversion of special warrants	*17,260,455*	*14,365,200*	*(17,260,455)*	*(14,365,200)*	–	–	–	–	–	–
Special warrants and warrants issued for cash	–	–	27,807,955	23,336,598	13,903,977	21,428,845	–	–	–	44,765,443
Warrants issued for consulting fee	–	–	–	–	900,000	1,027,490	–	–	–	1,027,490
Warrants issued with convertible notes	–	–	–	–	150,000	197,420	–	–	–	197,420
Warrants issued with promissory notes	–	–	–	–	450,000	171,157	–	–	–	171,157
Warrants expired during the year	–	–	–	–	(2,235,918)	–	–	–	–	–
Options issued to non-employees	–	–	–	–	–	192,104	–	–	–	192,104
Warrants extended during the year	–	–	–	–	–	592,177	(592,177)	–	–	–
Change in CTA Balance	–	–	–	–	–	–	–	14,853,698		14,853,698
Net loss for the year	–	–	–	–	–	–	(61,486,502)	–	–	(61,486,502)
Balance at December 31, 2003	135,403,523	171,994,591	12,800,000	11,886,581	20,042,772	25,808,171	(142,650,559)	11,958,981	–	78,997,765
Adjustment for change in policy re stock-based compensation	–	–	–	–	–	2,956,155	(2,956,155)	–	–	–
Shares issued:										
Public equity offering	28,750,000	81,935,995	–	–	–	–	–	–	–	81,935,995
Unit offering	6,500,000	20,484,750	–	–	–	–	–	–	–	20,484,750
Exercise of options	1,251,000	1,581,512	–	–	–	(172,624)	–	–	–	1,408,888
Conversion of warrants	4,908,046	13,573,007	–	–	(4,908,046)	(2,289,529)	–	–	–	11,283,478
Directors' fees	40,976	100,000	–	–	–	–	–	–	–	100,000
Finders fee	19,232	50,000	–	–	–	–	–	–	–	50,000
Conversion of special warrants	12,800,000	11,886,581	(12,800,000)	(11,886,581)	–	–	–	–	–	–
Share exchange – El Callao	163,958	468,062	–	–	–	–	–	–	–	468,062
Proceeds from orderly disposition of shares	–	3,957,285	–	–	–	–	–	–	–	3,957,285
Options issued	–	–	–	–	–	5,296,977	–	–	–	5,296,977
Warrants expired during the year	–	–	–	–	(2,126,491)	–	–	–	–	–
Extension of warrants	–	–	–	–	–	225,178	–	–	–	225,178
Net loss for the year	–	–	–	–	–	–	(60,654,063)	–	–	(60,654,063)
Balance at December 31, 2004	189,836,735	306,031,783	–	–	13,008,235	31,824,328	(206,260,777)	11,958,981	–	143,554,315
Shares issued:										
Unit offering	200,000	466,549	–	–	450,000	272,926	–	–	–	739,475
Exercise of options	*775,000*	1,196,957	–	–	–	*(143,934)*	–	–	–	1,053,023
Issuance of shares under equity drawn down facility	12,273,236	17,394,493	–	–	–	–	–	–	–	17,394,493
Acquisition of non-controlling interest	1,467,136	3,000,000	–	–	–	–	–	–	–	3,000,000
Conversion of warrants	3,418,500	8,210,355	–	–	(3,418,500)	(3,129,998)	–	–	–	5,080,357
Directors' fees	65,186	190,000	–	–	–	–	–	–	–	190,000
Share exchange - El Callao	523	1,487	–	–	–	–	–	–	–	1,487
Exchangeable debt	–	–	–	–	–	–	–	–	2,564,366	2,564,366
Options issued to employees	–	–	–	–	–	3,665,894	–	–	–	3,665,894
Warrants expired during the year	–	–	–	–	(1,042,008)	–	–	–	–	–
Net loss for the year	–	–	–	–	–	–	(45,206,916)	–	–	(45,206,916)
Balance at December 31, 2005	208,036,316	$336,491,624	–	$ –	8,997,727	$ 32,489,216	$(251,467,693)	$ 11,958,981	$ 2,564,366	$132,036,494

The accompanying notes are an integral part of the consolidated financial statements.

1. NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

Crystallex International Corporation ("Crystallex" or the "Company") is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations. Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

The Company's principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the final environmental permit which will allow management to proceed to put in place financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. The Company continues to believe that it will be successful in obtaining the permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it has received official notice from the Venezuelan Ministry of Basic Industries and Mines ("MIBAM") advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project (Note 19). This approval represents the final external input required by the Ministry of the Environment and Natural Resources ("MARN") to complete the permitting process.

The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that this permit or any other permits are not received or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company's ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are summarized as follows. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in Note 21.

Basis of presentation of consolidated financial statements

The consolidated financial statements of Crystallex are prepared by management in accordance with accounting principles generally accepted in Canada.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, all of which are controlled through the ownership of a majority voting interest. All inter-company balances and transactions have been eliminated.

Translation of foreign currency subsidiaries and foreign currency balances

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated from the local currency into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated into U.S. dollars at the year end exchange rates, and non-monetary assets and liabilities are translated into U.S. dollars using historical rates of exchange. Revenues and expenses are translated into U.S. dollars at average rates for the year. Exchange gains and losses on translation are included in income.

The Company translates monetary assets and liabilities that are denominated in foreign currencies at the rate of exchange in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Revenues and expenses are translated at average rates in the month except for depreciation and amortization, which are translated using the same rates as the related assets. Foreign exchange gains and losses on monetary items are recorded on the statement of operations as they occur.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Short-term investments

Short-term investments include highly liquid investments with original maturities greater than three months and less than one year.

Allowance for doubtful accounts

The Company establishes an allowance for doubtful accounts on a specific account basis. No allowance for doubtful accounts was recorded by the Company as at December 31, 2005 and December 31, 2004.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of plant and equipment used directly in the mining and production of gold is included in operating costs. Amortization is being provided for using the straight-line method over the following periods, not to exceed the estimated life of mine:

Buildings	5 years
Field vehicles	5 years
Furniture and equipment	5 years
Mill and plant	20 years
Mining equipment	10 years

Mineral properties and deferred exploration and development expenditures

Mineral exploration costs such as topographical, geochemical and geophysical studies are capitalized and carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan are expensed as incurred after production has commenced. Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, are depleted and amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

Asset retirement obligations

The Company records a liability for its long-term asset retirement obligations, equal to the fair value of the obligation for asset retirement, and records a corresponding increase to the carrying amount of the related asset. The asset is amortizated and charged to amortization expense over the life of the associated asset. The obligation is accreted over the period of expected cash flows with a corresponding charge to operating income. The fair value of the obligation for asset retirement is re-assessed annually.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long lived assets

The Company reviews and evaluates the recoverability of the carrying amounts of all its producing properties and related plant and equipment annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. Estimated future net cash flows, on an undiscounted basis, are calculated using estimated recoverable ounces of gold (considering current proven and probable mineral reserves and the value beyond proven and probable which includes those mineral resources expected to be converted into mineral reserves), estimated future commodity price realization (considering historical and current prices, price trends and related factors) and operating costs, future capital expenditures, project financing costs, reclamation costs and income taxes. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value, which is measured using the discounted cash flows.

Non-producing mineral properties are evaluated for impairment based on management's intentions and are written down when the long-term expectation is that the net carrying amount will not be recovered.

Production inventories

Gold in doré, gold in process and stockpiled ore are stated at the lower of average production cost which includes all direct and indirect costs, including amortization of equipment and facilities, and net realizable value.

Consumables and spare parts inventory are valued at the lower of average and replacement cost.

Income taxes

The Company uses the liability method of accounting for income taxes whereby future income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of certain assets and liabilities. The Company provides a valuation allowance against the recorded future income tax asset when it appears more likely than not that some or all of the future income tax assets will not be realized.

Revenue recognition

Revenue from mining operations is recognized upon shipment of gold, when title has passed to the customer and collection of the sale is reasonably assured.

Deferred financing fees

Costs related to the Company's debt financings are deferred and amortized over the term of the related financing.

Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year plus outstanding warrants that are unconditionally convertible into common shares. Diluted per share amounts are calculated using the treasury stock method. In 2005 the potential effect of the outstanding convertible notes, stock options and warrants were anti-dilutive.

Commodity derivative contracts

The Company has in the past entered into commodity derivative contracts, principally fixed forward contracts and written call options, to economically hedge exposure to fluctuations in the market price of gold. These instruments are not designated as hedges for accounting purposes and are carried on the balance sheets, under the caption commodity contract obligations, at estimated current fair market value.

Premiums received at the inception of written call options are initially recognized on the balance sheet as a liability. Unrealized gains and losses arising from changes in the fair value of the commodity contract obligations and realized gains/losses on the commodity contract obligations, are recognized in the Statement of Operations in the period of the change or settlement as a commodity contract gain (loss).

Stock-based compensation plan

The Company has stock-based compensation plans which are described in Note 11. The Company accounts for stock options using the fair value method, whereby compensation expense for stock options, granted since January 1, 2002, is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

Measurement uncertainty

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant estimates used include those relating to the timing and receipt of the Permit to Impact Natural Resources (the "permit"), to gold prices, recoverable proven and probable reserves, available resources, fair values of commodity derivative contracts (principally fixed forward contracts and written call options), available operating capital, income taxes and required asset retirement obligations. These estimates each affect management's evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations. It is reasonably possible that actual results could differ in the near term from those and other estimates used in preparing these financial statements and such differences could be material.

Fair value of financial instruments

The balance sheet carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair value due to their short-term nature. The fair value of debt is disclosed in Note 8.

Fair values of certain financial instruments, including fixed forward contracts and written call options are determined based on estimates using net present value, Black-Scholes and other valuation techniques. The estimates are significantly affected by the assumptions used including current market and contractual prices of the underlying instruments, as well as time value, and by yield curve and volatility factors underlying the positions. The estimated fair values attributed to these contracts are carried on the balance sheet under the caption commodity contract obligations. As at December 31, 2005 the Company no longer had any obligations outstanding under fixed forward contracts and written call options.

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

3. CHANGES IN ACCOUNTING POLICIES

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants to account for variable interest entities ("VIE's"). This new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. By definition, these entities either: lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; have equity owners who are unable to make decisions about the entity; or, have equity owners that do not have the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE's expected losses, receive a majority of the expected returns, or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no impact on the Company.

4. RESTRICTED CASH AND CASH EQUIVALENTS

As at December 31, 2005 the Company had $21,323,163 of restricted cash and cash equivalents (December 31, 2004 – $98,005,636). This balance is comprised principally of treasury bills with original maturities of three months or less. These funds are being held in escrow under terms of an Escrow Agreement whereby funds are restricted for use towards approved capital budget expenditures and interest expense on Notes payable (Note 8). The current portion relates to the cash commitments necessary to meet interest payments on the Notes payable due within the next 12 months.

5. PRODUCTION INVENTORIES

	2005	2004
Gold in doré	**$ 406,435**	$ 265,972
Gold in process	**732,074**	409,986
Stockpiled ore	**28,484**	4,421
Consumables and spare parts	**1,399,828**	1,104,409
	$ 2,566,821	$ 1,784,788

6. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment at December 31, are as follows:

	2005		
	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value
Plant and equipment	$ 99,939,283	$ 7,783,659	$ 92,155,624
Mineral properties	130,177,569	7,877,218	122,300,351
Deferred exploration and development expenditures	3,658,007	2,853,939	804,068
	$233,774,859	$ 18,514,816	$215,260,043

	2004		
	Cost, Net of Write-down	Accumulated Amortization and Depletion	Net Book Value
Plant and equipment	$ 26,627,278	$ 5,642,790	$ 20,984,488
Mineral properties	103,630,076	7,653,154	95,976,922
Deferred exploration and development expenditures	2,459,187	2,091,260	367,927
	$132,716,541	$ 15,387,204	$ 117,329,337

The net book values of property, plant and equipment by location are as follows:

	2005			
	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total
Las Cristinas	$ 90,930,549	$122,270,993	$ –	$213,201,542
Tomi Concession	–	29,358	804,068	833,426
Revemin mill	957,455	–	–	957,455
Corporate	267,620	–	–	267,620
Total	$ 92,155,624	$122,300,351	$ 804,068	$215,260,043

	2004			
	Plant and Equipment	Mineral properties	Deferred exploration and development expenditures	Total
Las Cristinas	$ 17,728,275	$ 95,723,486	$ –	$ 113,451,761
Tomi Concession	–	253,436	367,927	621,363
Revemin mill	3,041,238	–	–	3,041,238
Corporate	214,975	–	–	214,975
Total	$ 20,984,488	$ 95,976,922	$ 367,927	$ 117,329,337

Deferred exploration and development expenditures are not re-classified as costs of mineral properties once production has commenced.

The Company reviews annually the carrying amounts of all of its producing and non-producing properties and their related plant and equipment. Write downs to the estimated fair market value amounting to $ Nil (2004 – $32,003,253; 2003 – $17,506,337) were included within the Statements of Operations.

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

6. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Property, plant and equipment summarized by property is as follows:

Las Cristinas

On September 17, 2002, the Company entered into a non-assignable mining agreement (the "Agreement") with the Corporación Venezolana de Guayana ("CVG"), acting under the authority of the Ministry of Energy and Mines of Venezuela ("MEM"), pursuant to Venezuelan mining law, under which the Company has been granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the processing of gold for its subsequent commercialization and sale (Note 18). As a result of entering into the Agreement, the Company has discontinued previous legal proceedings to confirm its title rights to the Las Cristinas 4 and 6 concessions.

The aggregate cost incurred by the Company to December 31, 2005 to obtain the right to exploit the area is $213,201,542, represented by $196,277,396 of payments in cash and $16,924,146 made through the issuance of common shares of the Company. Costs are comprised of property payment and finders' fees of $36,170,393 ($24,978,317 cash; and $11,192,076 through shares) and professional fees and related expenses of $177,031,149 ($171,299,079 cash; and $5,732,070 through shares). Share issuances are valued at the prior 5 day weighted average trading price for the common shares on the American Stock Exchange. The preceding amounts include payments to related parties of $ Nil during the year ended December 31, 2005 (2004 – $ Nil; 2003 – $3,014,401) and travel and administrative costs of $370,579 during the year ended December 31, 2005 (2004 – $634,679; 2003 – $323,934).

Bolivar Goldfields Properties

The Company owns all of the outstanding share capital of Bolivar Goldfields A.V.V. This ownership includes the Tomi concession, Revemin mill and related exploration lands in Venezuela.

Albino 1 Concession

The Company, through its subsidiaries, owns a 100% interest in the Albino 1 concession in Bolivar State, Venezuela. On February 25, 2005, the MEM notified the Company that it had terminated the Company's Albino concession rights. The Company has appealed this decision; however, due to the uncertainty of the outcome of this appeal the Company wrote down the carrying value of its investment in the Albino concession to $ Nil as at December 31, 2004.

7. DEFERRED FINANCING FEES

Deferred financing fees of $3,237,263, net of accumulated amortization of $617,908 (December 31, 2004 – $3,639,702, net of accumulated amortization of $275,026), relate to costs incurred in the issuance of unit offerings and debt borrowings.

8. DEBT

	2005	2004
Bank loan	**$ 12,840,234**	$ 6,458,470
Exchangeable promissory notes	**3,600,000**	-
Notes payable	**80,497,698**	78,629,249
	96,937,932	85,087,719
Less: Current portion of debt	**(2,442,350)**	(4,400,000)
	$ 94,495,582	$ 80,687,719

Bank loan

On December 23, 2005 the Company and its subsidiaries restructured their outstanding obligations to Standard Bank Plc ("SB") to close out all outstanding gold forward sales and call option transactions and to amend its existing credit agreement.

Pursuant to the restructuring, (1) the gold forward sales and call options transactions were closed out and the resulting liability of approximately $14,315,000 was converted into a fully drawn term loan facility, which will be amortized over the next three years and will mature on December 31, 2008 and (2) the payment obligation due in January 2006 was restructured and coordinated with the payment terms of the new term loan facility. The Company's guarantee will continue to apply to its subsidiaries' obligations under the new term loan facility and the restructured credit agreement. The obligations under the restructured credit agreement continue to be secured by charges against certain mining properties (other than the Las Cristinas Project and the Lo Increible operations) and a pledge of shares of certain Crystallex subsidiaries.

The principal amounts outstanding under the new term loan facility and the restructured credit agreement bear interest at a rate per annum equal to LIBOR plus 2.5%. The Company is required to make a single aggregate payment of $150,000 per month on account of interest and principal under the term loan facility and the restructured credit agreement. The Company is also required to make additional principal repayments under the new term loan facility and the restructured credit agreement in certain circumstances, including the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements.

Of the principal amount outstanding under the new term loan facility, $7,500,000 is exchangeable at the option of SB for Crystallex common shares at a price per common share equal to the lesser of the average market price of Crystallex common shares on the Toronto Stock Exchange ("TSX") for the five trading days preceding December 23, 2005 and the average market price of Crystallex common shares on the TSX for the five trading days preceding the exchange date. The exchange price per common share may not be less than C$2.00. Crystallex may require SB to exercise its exchange right if the average market price of Crystallex common shares on the TSX for any five trading days after April 24, 2006 exceeds C$4.40. If SB does not exercise all of its exchange rights in these circumstances, the remainder of the exchangeable portion of the debt under the new term loan facility becomes non-exchangeable. The exchangeable portion of the debt under the new term loan facility ranks subordinate by its terms to the senior unsecured notes of the Company due December 2011.

Of the $7,500,000 exchangeable portion of the debt, $4,935,634 and $2,564,366 respectively, was allocated between the liability and equity components of the debt. The liability component represents the present value of the exchangeable portion discounted using the interest rate that would have been applicable to the non-exchangeable debt. The equity component represents the present value of the interest payments which the Company could settle through the issuance of shares or by cash, discounted at the same rate as the liability component (the interest component) and the right of SB to convert the principal of the debt into common shares, determined as the residual amount at the date of the new term loan facility.

As a result of restructuring the $2,053,000 principal payment due in January 2006 under the existing credit agreement with SB, the Company recorded a gain of $875,610.

Exchangeable promissory note

On December 31, 2005 in connection with the acquisition of the non-controlling interest described in Note 11, the Company, through ECM (Venco) Ltd, ("ECM"), an indirect wholly-owned subsidiary, issued to Corporación Vengroup, S.A. ("Vengroup") a $3,600,000 exchangeable promissory note of ECM.

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

8. DEBT (CONTINUED)

The exchangeable promissory note is non-interest bearing and is payable in four equal semi-annual instalments commencing the earlier of the delivery of a notice or on June 29, 2006. Vengroup may elect to exchange the instalment payments for, and ECM may elect to satisfy its obligations to make instalment payments by delivery of Crystallex common shares. The number of Crystallex common shares to be delivered to Vengroup will be based upon the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding the delivery of an exchange notice by Vengroup or ECM.

Where the Company satisfies its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion. The Company has agreed to indemnify Vengroup for any net cumulative loss on the sale of these shares for a six month period, up to the next instalment payment due date. At December 31, 2005 the Company had not delivered to Vengroup any common shares under this arrangement.

Notes payable

In conjunction with a Unit offering (Note 11) on December 23, 2004, the Company issued $100,000,000 principal amount senior unsecured notes (the "Notes") with a coupon rate of 9.375%, due on December 30, 2011 for net proceeds of $75,015,250, after expenses and equity allocation. Interest is payable on a semi-annual basis on January 15 and July 15 of each year, beginning July 15, 2005. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption. In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

The Notes were derived from a financial instrument that contained both a liability and equity component. As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the Notes. The discounted fair value of the Notes will be accreted to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.

Series 2 Notes Payable

In conjunction with a Unit offering on September 14, 2005 (Note 11), the Company issued C$10,000,000 principal amount of 5% Senior Unsecured Notes ("Series 2 Notes") due March 13, 2006 for proceeds of C$9,192,354 (US$7,775,812), net of issue expenses. Interest is payable on March 13, 2006 or sooner in connection with certain redemption and change of control events.

The Series 2 Notes were derived from a financial instrument that contained both a liability and an equity component. As a result, the equity component was allocated based on the fair value of the 200,000 common shares and 450,000 warrants issued with the Unit offering, calculated at $466,549 for the common shares and $272,926 for the warrants, with $7,654,554 being the discounted fair value of the Series 2 Notes. The discounted fair value of the Series 2 Notes was accreted to the face value of the Series 2 Notes using the effective rate method, with the resulting charge recorded to interest expense.

The Company used 50% of the net proceeds received from the issuance of common shares pursuant to its equity drawdown facility to repay its obligations under the Series 2 Notes (Note 11). As at December 31, 2005 the Company had settled through the issuance of common shares all outstanding principal and interest obligations under the Series 2 Notes.

Interest accretion

Interest accretion on the Series 2 Notes payable and Notes payable of $2,672,895 was expensed during the year ended December 31, 2005 (2004 – $79,249) as a component of interest expense.

Principal payments

Principal payments of debt are due as follows:

	Bank loan	Exchangeable promissory notes	Notes payable	Total
2006	$ 642,350	$ 1,800,000	$ –	$ 2,442,350
2007	690,432	1,800,000	–	2,490,432
2008	14,947,428	–	–	14,947,428
2011	–	–	100,000,000	100,000,000
	16,280,210	3,600,000	100,000,000	119,880,210
Less: discount	(3,439,976)	–	(19,502,302)	(22,942,278)
	$ 12,840,234	$ 3,600,000	$ 80,497,698	$96,937,932

As at December 31, 2005 the fair value of the Company's debt was $71,880,208 (2004 – $85,087,719).

9. COMMODITY CONTRACT OBLIGATIONS

On December 23, 2005 the Company closed out all of its outstanding gold forward sales and call option obligations as part of a restructuring of its outstanding obligations with SB (Note 8). As at that date the Company had outstanding obligations of 71,239 ounces at an average price of approximately $308 per ounce which were closed out at an average price of approximately $505 per ounce.

For the period ended December 31, 2005, the Company has recorded an unrealized gain of $8,265,111 (2004 – gain of $18,127,999; 2003 – loss of $13,808,154) in marking its portfolio of written call options and fixed forward contracts to market. The unrealized gain represents the reduction in the fair value of the Company's commodity contract obligations for the period January 1, 2005 to December 23, 2005. The unrealized gain was offset by a realized loss of $12,035,946 (2004 – $19,091,716; 2003 – $2,667,186). The realized loss arose during that period as the Company settled commodity contact obligations totaling 93,119 ounces at a cash cost of $12,035,946.

10. ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15% to 25%. As of December 31, 2005, undiscounted cash outflows approximating $3.78 million are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

10. ASSET RETIREMENT OBLIGATIONS (CONTINUED)

The following table explains the change in the asset retirement obligations:

As at December 31	2005	2004
Asset retirement obligations, beginning of year	**$ 2,301,181**	$ -
Liabilities incurred	**-**	2,301,181
Liabilities settled	**(30,000)**	-
Accretion expense	**345,460**	-
Revisions in estimated cash flows	**(1,095,903)**	-
	$ 1,520,738	$ 2,301,181
Less : Current Portion	**(126,092)**	-
Asset retirement obligations, end of year	**$ 1,394,646**	$ 2,301,181

11. SHARE CAPITAL

	2005	2004
Authorized		
Unlimited common shares, without par value		
Unlimited Class "A" preference shares, no par value		
Unlimited Class "B" preference shares, no par value		
Issued		
208,036,316 Common Shares (2004 – 189,836,735)	**$ 336,491,624**	$ 306,031,783

Warrants

As at December 31, 2005, Common Share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

Range of Exercise Price – US$	Number of Shares	Weighted Average Remaining Contractual Life (Years)
$1.75 to $2.12	500,000	1.27
$2.50 to $2.75	8,497,727	0.69
	8,997,727	

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

As at December 31, 2005 stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding Options		
Range of Exercise Price – Cdn.$	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price – Cdn.$
$1.00 to $1.50	1,652,500	1.88	1.24
$1.75 to $2.60	4,442,644	4.94	2.23
$2.65 to $3.60	3,686,250	6.40	3.05
$4.00 to $4.65	1,546,000	5.68	4.25
	11,327,394		

A summary of the status of the stock option plan as at December 31, and changes during each year ended on those dates is as follows:

	2005		2004		2003	
	Number of Shares	**Weighted Average Exercise Price – Cdn.$**	Number of Shares	Weighted Average Exercise Price – Cdn.$	Number of Shares	Weighted Average Exercise Price – Cdn.$
Outstanding, beginning of year	**10,950,250**	**$ 2.46**	8,966,000	$ 1.97	6,952,500	$ 1.76
Granted – Employees	**1,407,644**	**3.28**	3,285,250	3.37	2,248,500	2.56
Granted – Non Employees	**-**	**-**	–	–	250,000	2.12
Exercised	**(775,000)**	**(1.66)**	(1,251,000)	1.44	(270,000)	1.64
Expired	**(255,500)**	**(2.02)**	(50,000)	1.50	(215,000)	1.85
Outstanding, end of year	**11,327,394**	**$ 2.63**	10,950,250	$ 2.46	8,966,000	$ 1.97
Weighted average fair value of options granted during the year – Cdn.$		**$ 2.75**		$ 2.23		$ 1.92

As at December 31, 2005, there were 139,429 options outstanding, with a weighted average exercise price of C$3.19 that were not fully vested (2004 – 877,500 options; $3.32 weighted average exercise price).

Supplemental information for stock-based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without the restatement of prior periods, the fair value method of accounting for all stock options granted to employees. The compensation expense recorded in the year ended December 31, 2005 was $3,665,894 (2004 – $5,296,977). The corresponding amount is initially recorded as contributed surplus subsequently reclassified to share capital when options are exercised. Any consideration paid by employees on exercise of stock options is credited to share capital.

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model. In determining the fair value of these employee stock options, the following assumptions were used:

	2005	2004	2003
Risk free interest rate	**3.61%**	4.38%	4.04%
Expected life	**3.97 years**	5.98 years	3.95 years
Expected volatility	**105%**	75%	108%
Expected dividends	**-**	–	–

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

11. SHARE CAPITAL (CONTINUED)

The following table presents the net loss and net loss per share for the years ended December 31 had the Company recorded stock options as compensation expense on the date of grant, amortized over the vesting periods of the options.

	2005	2004	2003
Net loss	**$ (45,206,916)**	$ (60,654,063)	$ (61,486,502)
Incremental compensation expense	**-**	-	(2,696,968)
Pro forma net loss	**$ (45,206,916)**	$ (60,654,063)	$ (64,183,470)
Pro forma net loss per share	**$ (0.23)**	$ (0.35)	$ (0.54)

Financing Transactions

Fiscal 2005 Activities

On July 29, 2005, the Company filed a preliminary short form base shelf prospectus with the Ontario Securities Commission and a corresponding registration statement with the United States Securities and Exchange Commission pursuant to the multijurisdictional disclosure system. On August 23, 2005 the preliminary short form base shelf prospectus and registration statement became effective. This prospectus enables the Company to offer at its option, over a 25-month period, up to an aggregate of C$75 million of senior unsecured notes, common shares, warrants and units in one or more offerings.

On September 14, 2005 the Company established, as covered under the short form base shelf prospectus, a C$60 million equity draw down facility with a counterparty and also issued and sold to them for gross proceeds of C$10 million (received on closing), Units comprising C$10,000,000 principal amount of 5% Series 2 Notes due March 13, 2006, 200,000 common shares, and warrants to acquire 450,000 common shares exercisable on or before September 13, 2006 at a price of C$3.19 per share. The securities comprising the Units separated immediately upon issue (Note 8). During the period October 5, 2005 through to December 16, 2005 the Company issued 12,272,236 common shares for net proceeds of $17.8 million under its equity draw down facility. In accordance with the terms of the draw down facility a portion of the proceeds were used to repay the outstanding Series 2 Notes.

On December 30, 2005, the Company acquired the non-controlling shareholder interests in the holding companies which own or control the interests in certain of Lo Incréible mining properties located in Bolivar State, Venezuela (including the La Victoria deposit). Under the terms of the transaction ECM purchased the 49% outstanding interest in Osmin Holdings Limited ("Osmin") and the 30% outstanding interest in Tamanaco Holdings Limited ("Tamanaco") owned by Vengroup and a related company, for consideration consisting of $6,600,000 payable as follows:

- $3,000,000 by the issuance and delivery to Vengroup of 1,467,136 Crystallex common shares;
- $3,600,000 by the issuance and delivery to Vengroup of a $3,600,000 exchangeable promissory note of ECM (Note 8).

In addition, the arbitration proceedings between Crystallex and Vengroup were terminated and the parties delivered mutual releases with respect to the subject matter of the arbitration proceedings. As a result of the transaction, the joint venture arrangements between ECM and Vengroup have been terminated and the Company, through its subsidiaries, now owns 100% of Osmin and Tamanaco. ECM's obligations under the exchangeable promissory note are guaranteed by a subsidiary of ECM and secured by a pledge of the shares of ECM's Venezuelan subsidiary that directly holds the interest in the Lo Increible properties. As part of the transaction, Crystallex also entered into a consulting agreement with the principals of Vengroup pursuant to which Crystallex has agreed to pay aggregate consulting fees of $600,000. These amounts have been expensed during the year and have been included in general and administrative expenses in the consolidated statement of operations.

Fiscal 2004 Activities

On April 5, 2004, the Company completed a C$100 million public equity offering whereby 25,000,000 common shares were issued at C$4.00 per common share. The net proceeds received by the Company, after considering the underwriters' fee, amounted to $71,694,731. On April 28, 2004, the over-allotment option granted to the underwriters in connection with this public equity offering was fully exercised and an additional 3,750,000 common shares were issued at C$4.00 per common share. The net proceeds received by the Company, after considering the underwriters' fee, amounted to $10,475,873. Other expenditures related to this public equity offering and over-allotment amounted to $234,609.

On December 23, 2004, the Company completed a $100 million offering whereby 100,000 Units of the Company were issued at a price of $1,000 per Unit. Each Unit was comprised of $1,000 principal amount of senior unsecured notes and 65 common shares of the Company. The net proceeds received by the Company, after considering the underwriters' fee of $4,000,000 and other expenditures of $500,000, amounted to $95,500,000. The equity component of this offering was allocated based on the fair value of the shares issued, calculated at $21,450,000, with $78,550,000 being the discounted fair value of the notes (Refer to Note 8).

The net proceeds of the offering (the "Escrowed Funds") were deposited with CIBC Mellon Trust Company (the "Escrow Agent") under the terms of an escrow agreement (the "Escrow Agreement") dated December 23, 2004 between the Company and the Escrow Agent. The Escrowed Funds are divided into two pools: one pool equal to the aggregate amount of the interest payable on the first three interest payments dates (the "Interest Pool"), and, the other pool equal to the balance of the Escrowed Funds (the "Project Pool").

Under the terms of the Escrow Agreement, the Escrow Agent will release an amount equal to the interest payment from the Interest Pool, when the Company makes each of the first three interest payments to the Trustee. If the Company completes one or more offerings of common shares or debt securities convertible into common shares and receives aggregate net proceeds of $75 million or more, the Escrow Agent will release the balance, if any, of the Interest Pool to the Company.

Under the terms of the Escrow Agreement, the Escrow Agent will release funds from the Project Pool to pay Approved Capital Budget Expenditures. Approved Capital Budget Expenditures are defined in the Escrow Agreement to include capital expenditures that are specifically contemplated by the feasibility studies or the project control budget relating to the Las Cristinas Project and are permitted under Venezuelan law as evidenced by an opinion of Venezuelan counsel to the Company.

Fiscal 2003 Activities

On March 5, 2003, the Company completed a private placement of 2,562,500 special warrants at a price of C$1.60 per special warrant for aggregate proceeds of $2.8 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until March 5, 2005 at a price of C$2.00 per share. The special warrants were deemed to have been exercised in accordance with their terms on July 6, 2003.

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

11. SHARE CAPITAL (CONTINUED)

On March 14, 2003, the Company arranged a $3.0 million debt financing which closed in three tranches on March 14, 2003 ($1.5 million), May 2, 2003 ($1.0 million) and May 15, 2003 ($0.5 million). Under the terms of the transaction, the Company issued $3.0 million principal amount of non-interest bearing promissory notes due August 11, 2003, September 29, 2003 and October 12, 2003, respectively, common share purchase warrants exercisable for 300,000 Common Shares until May 2, 2005 at an exercise price of $1.32 per share and common share purchase warrants exercisable for 150,000 Common Shares until May 15, 2005 at an exercise price of $1.27 per share. The notes were subsequently exchanged for convertible notes due August 27, 2005. The convertible notes are non-interest bearing until the occurrence of an event of default (after which they bear interest at the rate of 4% per annum) and are convertible at the option of the holder into a specified number of Common Shares. The Company also issued common share purchase warrants exercisable for 150,000 Common Shares until August 27, 2005 at an exercise price of $3.61 per share as part of the debt exchange transaction. On October 7, 2003, the convertible notes were converted into 1,363,574 Common Shares in accordance with their terms.

On May 9, 2003, the Company completed a private placement of 2,400,000 special warrants at a price of C$1.25 per special warrant for aggregate proceeds of $2.1 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until May 9, 2005 at a price of C$1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on September 10, 2003.

On June 20, 2003, the Company completed a private placement of 5,500,000 special warrants at a price of C$1.25 per special warrant for aggregate proceeds of $5.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one common share purchase warrant of the Company. Each whole purchase warrant is exercisable for one Common Share until June 20, 2005 at a price of C$1.60 per share. The special warrants were deemed to have been exercised in accordance with their terms on October 21, 2003.

On August 29, 2003, the Company completed a private placement of 4,545,455 special warrants at a price of $2.20 per special warrant for aggregate proceeds of $10.0 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share per special warrant. The special warrants were deemed to have been exercised in accordance with their terms on September 16, 2003. As part of the transaction, the Company also issued common share purchase warrants to acquire 2,272,727 Common Shares. Each whole purchase warrant is exercisable for one Common Share until September 16, 2006 at a price of $2.75 per share.

On September 8, 2003, the Company issued 12,800,000 special warrants at a price of U.S.$2.20 per special warrant for aggregate proceeds of $28.2 million. Each special warrant entitles the holder, upon exercise and without payment of additional consideration, to acquire one Common Share and one-half of one warrant. Each whole warrant is exercisable for one Common Share until September 8, 2006 at a price of $2.75 per share. All of the special warrants were deemed to have been exercised in accordance with their terms on January 9, 2004.

Loss per common share

The following table outlines the calculation of the basic loss per common share:

	2005	2004	2003
Numerator for basic and diluted loss per common share:			
Loss from continuing operations attributable to common shareholders	**$ (45,206,916)**	$ (60,304,063)	$ (58,517,414)
Benefit conferred to warrant holders	**-**	-	(592,177)
Loss from continuing operations attributable to common shareholders	**$ (45,206,916)**	$ (60,304,063)	$ (59,109,591)
Denominator for loss per common share calculation – adjusted weighted average number of shares outstanding	**194,729,931**	172,234,551	118,309,198

Shareholder Rights Plan

Effective March 10, 1997 (the "Record Date"), the Company adopted a shareholder rights plan (the "Plan"). The rights issued under the Plan will expire at the close of the Company's annual meeting in 2007 (the "Expiration Time"), unless earlier redeemed or exchanged by the Company. The Plan was re-ratified by the shareholders at the Company's 2003 annual meeting.

Pursuant to the Plan, the Board of Directors declared a distribution of one right (a "Right") for each outstanding Common Share of the Company to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Common Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Common Shares at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the Board of Directors) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% of the Common Shares of the Company by any person other than in accordance with the terms of the Plan.

In order to constitute a "Permitted Bid", an offer must be made in compliance with the Plan and must be made to all shareholders (other than the offeror), must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

12. INVESTMENT IN SUBSIDIARIES

In November 2004, Vengroup delivered a notice of arbitration to the Company and ECM. On December 29, 2005 the Company and ECM reached a settlement with Vengroup. As part of this settlement ECM acquired the non-controlling shareholder interests in the holding companies which own or control the mining rights to certain of its Lo Increible mining properties for consideration of $6.6 million. As part of the transaction to acquire the non-controlling shareholder interests, the Company also entered into a two-year consulting agreement for total fees of $600,000 (Note 11). This investment in ECM and its subsidiaries, was subsequently written down to nil as at December 31, 2005, as the Company had previously written off its controlling interest in the related underlying mining assets.

Effective August 19, 2004, the Company acquired, under a plan of arrangement, all of the outstanding shares of El Callao Mining Corporation ("El Callao") not previously owned. As a result of this transaction 0702259 B.C. Ltd., a successor company to El Callao under the plan of arrangement and a subsequent amalgamation, is now a wholly-owned subsidiary of Crystallex. As consideration, shareholders of El Callao (other than Crystallex) received 0.01818 of a Crystallex common share for each of their El Callao shares representing a total obligation to issue 172,975 Crystallex common shares. The value associated with acquiring these shares was $493,702. This investment was subsequently written down to $ Nil in 2004. As at December 31, 2005, the Company had issued 164,481 common shares against this obligation.

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

13. RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a) Paid or accrued consulting, underwriting and management fees of $120,960 (2004 – $2,843,447; 2003 – $1,596,786) to companies related to directors and an officer of the Company.

b) Paid or accrued legal fees of $729,901 (2004 – $1,232,816; 2003 – $3,125,471) to a law firm, a partner of whom was a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

14. INCOME TAXES

The Company did not record a provision or benefit for income taxes for the years ended December 31, 2005, 2004 and 2003, due to the recurrence of operating losses and the uncertainty of future realization of net operating loss carry forwards and foreign exploration and development expenses.

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2005	2004	2003
Statutory tax rate	**36.12%**	36.12%	36.70%
Loss before income tax provision	**$ (45,206,916)**	$ (60,654,063)	$ (61,486,502)
Expected income taxes recoverable	**$ (16,328,738)**	$ (21,908,248)	$ (22,565,546)
Difference in foreign tax rates	**286,455**	817,901	460,582
Reduction in loss carry forwards	**6,484,430**	–	–
Change in valuation allowance	**9,557,853**	21,090,347	22,104,964
Actual income tax provision	**$ -**	$ –	$ –

The tax effects of temporary differences that would give rise to significant portions of the future tax assets and future tax liabilities at December 31, are as follows:

	2005	2004
Future income taxes (tax effected)		
Net operating losses carried forward	**$ 54,886,695**	$ 45,392,015
Foreign exploration and development expenses	**16,271,997**	16,208,824
	71,158,692	61,600,839
Less: Valuation allowance	**(71,158,692)**	(61,600,839)
Net future income tax asset	**$ -**	$ –

Utilization of the net operating losses carried forward and the foreign exploration and development expenses are subject to limitations.

At December 31, 2005 the Company has the following unused tax losses available for tax purposes:

	Country	
Year of Expiry	Canada	Venezuela
2006	$ 623,763	$ –
2007	$ –	$ 38,230,247
2008	$ 1,195,916	$ 13,512,021
2009	$ 28,923,445	$ –
2010	$ 27,473,322	$ –
2014	$ 13,339,833	$ –
2015	$ 31,694,895	$ –

15. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2005	2004	2003
Cash paid during the year for interest	$ 5,239,726	$ 251,617	$ 702,852
Cash paid during the year for income taxes	$ –	$ –	$ –

	2005	2004
Cash and cash equivalents comprises:		
Cash	$ 3,870,573	$ 808,439
Cash equivalents	199,446	4,958,303
Cash and cash equivalents balance	$ 4,070,019	$ 5,766,742

Significant non-cash transactions for the year ended December 31, 2005 included:

i) The Company issued 65,186 common shares, with a value of $190,000, for directors' fees.

ii) The Company issued 523 common shares with a value of $1,487 in exchange for El Callao common shares.

iii) The Company issued 1,467,136 common shares with a value of $3,000,000 in exchange for non-controlling shareholder interests.

iv) The Company applied $549,125 of unaccreted interest against share capital upon issuance of common shares to settle Series 2 Note obligations.

v) The Company closed out its outstanding commodity contract obligations of $14,315,000 as part of the restructuring of its outstanding obligations with Standard Bank.

vi) Under the terms of its equity drawdown facility, the Company settled in full its Series 2 Note obligation of $8,459,000 with the proceeds from the issuance of 5,874,858 common shares.

vii) The Company accrued $6,290,426 of equipment and design costs associated with Las Cristinas.

Significant non-cash transactions for the year ended December 31, 2004 included:

i) The Company issued 40,976 common shares, with a value of $100,000, for directors' fees.

ii) The Company issued 19,232 common shares, with a value of $50,000, for a finders fee.

iii) The Company issued 12,800,000 common shares, with a value of $11,886,581, on conversion of special warrants.

iv) The Company issued 163,958 common shares, with a value of $468,062, in exchange for El Callao common shares.

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

15. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (CONTINUED)

Significant non-cash transactions for the year ended December 31, 2003 included:

i) The Company issued 40,080 common shares, with a value of $57,000, for directors' fees.

ii) The Company issued 229,283 common shares, with a value of $542,766, for the El Callao mineral property dispute settlement.

iii) The Company issued 350,000 common shares, with a value of $650,590, for financial advisory fees.

iv) The Company issued 61,695 common shares, with a value of $109,705, for a finders fee.

v) The Company issued 2,348,184 common shares, with a value of $2,114,811, for loan payments and bank fees.

vi) The Company issued 1,281,124 common shares, with a value of $2,179,579, for legal fees.

vii) The Company issued 17,036,967 common shares upon conversion of convertible and promissory notes and accrued interest in the amount of $16,444,612.

viii) The Company issued 17,260,455 common shares upon conversion of special warrants with a value of $14,365,200.

ix) The Company applied $1,424,439 of deferred financing fees against share capital upon conversion of the above loan and notes to common shares.

16. SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.

The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the non-hedge derivative gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

	Corporate	Tomi/ Revemin	La Victoria	Las Cristinas	Discontinued Operations	Intersegment Eliminations	Total
2005							
Mining revenue	$ –	$ 24,516,942	$ 472,739	$ –	$ –	$ –	$ 24,989,681
Mining revenue – intersegment	–	1,688,060	–	–	–	(1,688,060)	–
Operating costs	–	(22,216,093)	(538,549)	–	–	–	(22,754,642)
Operating costs – intersegment	–	–	(1,688,060)	–	–	1,688,060	–
Interest and other income	1,926,425	–	–	–	–	–	1,926,425
Interest expense	(11,532,146)	(276,941)	–	–	–	–	(11,809,087)
Depletion and amortization	(1,048,296)	(2,696,784)	–	–	–	–	(3,745,080)
Segment (loss) profit	(44,468,230)	1,015,184	(1,753,870)	–	–	–	(45,206,916)
Segment assets	29,543,350	7,819,042	76,264	213,201,542	–	–	250,640,198
Capital expenditures	54,571	855,961	–	93,459,341	–	–	94,369,873
2004							
Mining revenue	$ –	$ 19,291,018	$ 954,672	$ –	$ –	$ –	$ 20,245,690
Mining revenue – intersegment	–	1,433,285	–	–	–	(1,433,285)	–
Operating costs	–	(15,592,489)	(2,445,279)	–	–	–	(18,037,768)
Operating costs – intersegment	–	–	(1,433,285)	–	–	1,433,285	–
Interest and other income	697,638	–	–	–	–	–	697,638
Interest expense	(321,706)	(226,425)	–	–	–	–	(548,131)
Depletion and amortization	(158,969)	(6,030,047)	–	–	–	–	(6,189,016)
Write-down of mineral properties	–	(32,003,253)	–	–	–	–	(32,003,253)
Segment loss	(22,073,816)	(36,705,843)	(1,524,404)	–	(350,000)	–	(60,654,063)
Segment assets	139,289,973	7,213,907	163,015	113,451,761	–	–	260,118,656
Capital expenditures	289,312	9,939,717	–	40,671,495	–	–	50,900,524
2003							
Mining revenue	$ –	$ 9,412,553	$ 1,916,854	$ –	$ –	$ –	$ 11,329,407
Mining revenue – intersegment	–	2,821,291	–	–	–	(2,821,291)	–
Operating costs	–	(9,396,466)	(2,386,719)	–	–	–	(11,783,185)
Operating costs – intersegment	–	–	(2,821,291)	–	–	2,821,291	–
Interest and other income	176,187	19,805	–	–	–	–	195,992
Interest expense	(526,932)	(379,402)	(156)	–	–	–	(906,490)
Depletion and amortization	(276,722)	(2,920,688)	(133,840)	–	–	–	(3,331,250)
Write-down of mineral properties	(3,181,171)	–	(14,325,166)	–	–	–	(17,506,337)
Segment loss	(54,655,200)	(436,375)	(3,425,839)	–	(2,969,088)	–	(61,486,502)
Segment assets	34,063,016	27,273,441	156,807	72,780,264	–	–	134,273,528
Capital expenditures	53,503	1,476,173	246,181	7,256,568	–	–	9,032,425

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

16. SEGMENTED INFORMATION (CONTINUED)

Geographic information:

Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.

17. DISCONTINUED OPERATIONS

On October 27, 2003, the Company finalized a purchase and sale agreement with Uruguayan Mineral Explorations Inc. for the sale of the Company's Uruguayan mining operations. The Company received $1,650,000 as cash consideration for this sale.

18. COMMITMENTS AND CONTINGENCIES

Lease agreements

The Company has entered into various operating lease agreements which expire over a period of five years. Total rent expense charged to operations under these agreements was $178,135 (2004 – $176,181; 2003 – $124,224).

Minimum lease payments under operating leases in effect through 2009 are as follows:

2006	$	153,210
2007		122,260
2008		106,780
2009		35,730
	$	417,980

Las Cristinas

The rights of Crystallex to develop the Las Cristinas deposits are derived from the agreement between the Company and the CVG (Note 6). The agreement does not transfer to Crystallex any property ownership rights or title rights to the gold produced and the right to develop the deposits is contingent upon the Company continuing to meet its ongoing obligations under the agreement; principally, the Company is to:

a. make all investment and complete all works necessary to exploit the mineral resources,

b. present to the CVG for approval by September 17, 2003 a feasibility study, together with an investment and financing plan to support the feasibility study,

c. present to the CVG for approval, life of mine, annual production plans and annual production commitments,

d. commence production of the mining project by May 2004; such start may be extended in the event permitting delays are encountered,

e. pay a royalty and exploitation tax, as set out in the agreement, based on the value of gross monthly gold production,

f. provide for certain social programs and for the employment, training and technical assistance to small miners,

g. supply performance bonds related to the development and environmental obligations,

h. bear all costs relating to a technical liaison office to be created by the CVG.

The Company submitted the feasibility study inclusive of an investment and financing plan, referred to in (b) above, within the prescribed timeframe and the CVG approved the feasibility study. The Company is awaiting the receipt of the Permit to Impact Natural Resources.

Although the agreement grants certain rights to the Company to develop the deposits, the ultimate development will require significant financial resources, requiring the Company to raise project financing, debt and equity. There is no assurance that sufficient additional financing will be available to Crystallex and failure to obtain such financing could result in delays or indefinite postponement, which could lead to a default under the agreement.

The Company has made certain commitments to date approximating $179 million (2004 – $85 million), of which approximately $89 million has been paid, and will be required to make additional commitments approximating $114 million, in order to complete construction of the Las Cristinas project. Management remains confident that it will be able to obtain the necessary financing through project debt, other forms of public market debt, or equity financing. In the event that such efforts are not successful, the carrying value of Las Cristinas could be subject to material adjustment.

Other

The Company is currently appealing tax assessments in Venezuela for the years ended December 31, 1997 and 1998. The potential exposure relating to the tax assessments is approximately $620,000 including interest and penalties. A provision for any obligation relating to the outcome of this appeal will be recorded once the outcome is determinable.

In the normal course of business, the Company has entered into contracts that contain commitments to pay amounts dependent upon future events. Such amounts, if any, are not determinable by the year end; consequently, no amounts have been accrued in the financial statements with respect to these commitments.

19. SUBSEQUENT EVENTS

In January 2006 the Company issued 1,661,130 common shares under its equity draw down facility for gross proceeds of $4,370,991. In February 2006 the Company completed a non-brokered private placement to an investor of 10,799,000 units (the "Units") at a purchase price of $2.90 per Unit for aggregate gross proceeds of $31,317,100. Pursuant to this private placement, the Company issued 10,799,000 common shares and 12,250,000 common share purchase warrants (the "Warrants"). Each whole Warrant entitles the holder to purchase one common share of the Company at a purchase price of $4.25 per share for a period of 18 months commencing on the later of: (i) April 4, 2006; and (ii) 45 days following the receipt of the Permit for the Company's Las Cristinas Project in Venezuela. The Company plans to use the net proceeds from the equity draw down facility and the private placement to finance the development of the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes. A finder's fee of C$1,071,232 was paid to the Company's financial advisor in connection with the completion of the private placement.

On March 26, 2006 the Company was advised by the CVG that it received official notice from MIBAM advising that MIBAM has formally approved the technical, economic and Financial Feasibility Study for the Las Cristinas project. This formal approval represents the final external input required by MARN to complete the permitting process.

20. RISK MANAGEMENT

Country Risk

The Company's mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulation and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. The Company's principal mineral properties and mining rights are located in Venezuela and as such the Company may be affected by political or economic instabilities.

Currency risk

The Company is exposed to currency risk as certain of its purchases are denominated in foreign currency. Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company's Venezuelan operations are currently subject to currency and exchange controls. These government imposed controls may adversely affect the Company as such controls restrict the Company's ability to flow U.S. dollars, generated from the sale of its gold production, out of the country.

Credit and market risk

The Company enters into financial agreements (financial instruments) with major international banks and other international financial institutions in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities.

Title risk

Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, Crystallex cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

The Company's principal mineral properties and mining rights are located in Venezuela. In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new titles would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. The Government's public references to the type of operating contract that it intends to implement for the mining industry are comparable to the Mine Operation Agreement the Company currently holds for the Las Cristinas Project.

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission.

Balance Sheets

The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets is as follows:

		2005	
	Canadian GAAP	Adjustments	U.S. GAAP
Current assets	$ 20,061,580	$ -	$ 20,061,580
Restricted cash	12,081,312	-	12,081,312
Property, plant and equipment	215,260,043	(75,725,819) (a)	139,534,224
Deferred financing fees	3,237,263	-	3,237,263
	$ 250,640,198	$ (75,725,819)	$ 174,914,379
Current liabilities	$ 22,713,476	$ -	$ 22,713,476
Asset retirement obligations	1,394,646	-	1,394,646
Long-term debt	94,495,582	2,564,366 (b)	97,059,948
Shareholders' equity	132,036,494	(78,290,185)	53,746,309
	$ 250,640,198	$ (75,725,819)	$ 174,914,379

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	2004		
	Canadian GAAP	Adjustments	U.S. GAAP
Current assets	$ 43,643,981	$ –	$ 43,643,981
Restricted cash	95,505,636	–	95,505,636
Property, plant and equipment	117,329,337	(75,489,919) (a)	41,839,418
Deferred financing fees	3,639,702	–	3,639,702
	$ 260,118,656	$ (75,489,919)	$ 184,628,737
Current liabilities	$ 27,719,544	$ –	$ 27,719,544
Asset retirement obligations	2,301,181	–	2,301,181
Long-term debt	80,687,719	–	80,687,719
Commodity contract obligations	5,855,897	–	5,855,897
Shareholders' equity	143,554,315	(75,489,919)	68,064,396
	$ 260,118,656	$ (75,489,919)	$ 184,628,737

For the purposes of reporting in accordance with U.S. GAAP, amounts referred to as contributed surplus under Canadian GAAP are referred to as additional paid in capital.

Statement of Operations

The impact of the differences between Canadian GAAP and U.S. GAAP on the loss for the year would be as follows:

		2005	2004	2003
Net loss for the year per Canadian GAAP		**$ (45,206,916)**	$ (60,654,063)	$ (61,486,502)
Adjustments to mineral properties	**(a)**	**(235,900)**	5,172,791	(2,708,117)
Beneficial conversion interest	**(c)**	**(598,000)**	–	–
Adjustment to amortization of Series 2 Notes discount	**(c)**	**(539,125)**	–	–
Unamortized deferred financing costs of Series 2 Notes	**(c)**	**(356,820)**	–	–
Accretion of interest on convertible notes	**(d)**	**–**	–	(3,291,319)
Fair value of employee stock options granted	**(e)**	**–**	–	(2,696,968)
Unrealized (loss) gain on trading securities	**(e)**	**–**	–	(11,604)
Net loss for the year per U.S. GAAP		**$ (46,936,761)**	$ (55,481,272)	$ (70,194,510)
Net loss per share – basic		**$ (0.24)**	$ (0.32)	$ (0.59)

Statement of Operations Presentation

The following table reconciles "Net loss for the year per U.S. GAAP" to "Loss from operations for U.S. GAAP".

	2005	2004	2003
Net loss for the year per U.S. GAAP	**$ (46,936,761)**	$ (55,481,272)	$ (70,194,510)
Non-operating loss components Under Canadian GAAP:			
Interest on long-term debt	**$ 11,809,087**	$ 548,131	$ 906,490
Commodity contract loss	**3,770,835**	963,717	16,475,340
Foreign exchange (gain) loss	**1,192,593**	(397,313)	3,528,401
Gain on settlement of debt	**(875,610)**	-	-
Interest and other income	**(1,926,425)**	(697,638)	(195,992)
Investment in subsidiaries	**6,600,000**	493,702	-
Write-down of marketable securities	**-**	-	136,276
Non controlling interest	**-**	(111,053)	-
U.S. GAAP reconciling items:			
Beneficial conversion interest	**598,000**	-	-
Adjustment to amortisation of Series 2 Notes discount	**539,125**	-	-
Unamortized deferred financing costs of Series 2 Notes	**356,820**	-	-
Accretion of interest on convertible notes	**-**	-	3,291,319
Unrealized loss (gain) on trading securities	**-**	-	11,604
Non-operating loss per U.S. GAAP	**22,064,425**	799,546	24,153,438
Loss from operations per U.S. GAAP	**$ (24,872,336)**	$ (54,681,726)	$ (46,041,072)

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

Statements of Cash Flows

The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statements of cash flows would be as follows:

	2005	2004 (Revised See Below)	2003 (Revised See Below)
Cash flows used in operating activities, Canadian GAAP	**$ (32,714,407)**	$ (36,005,098)	$ (26,538,672)
Adjustment for net loss from discontinued operations	**-**	(350,000)	(2,969,088)
Adjustments to mineral properties	**(235,900)**	(2,709,655)	(6,509,464)
Adjustment to working capital relating to discontinued operations	**-**	350,000	3,800,564
Cash flows used in operating activities, U.S. GAAP	**(32,950,307)**	(38,714,753)	(32,216,660)
Cash flows provided by (used in) investing activities, Canadian GAAP	**12,589,880**	(179,183,440)	(8,666,513)
Cash flows provided by discontinued operations, Canadian and U.S. GAAP	**-**	1,650,000	-
Adjustments to mineral properties	**235,900**	2,709,655	6,509,464
Cash flows provided by (used in) investing activities, U.S. GAAP	**12,825,780**	(174,823,785)	(2,157,049)
Cash flows provided by financing activities, Canadian and U.S. GAAP	**18,427,804**	193,101,744	53,375,797
Net (decrease) increase in cash and cash equivalents before the following	**(1,696,723)**	(20,436,794)	19,002,088
Effect of foreign exchange rate difference on cash and cash equivalents	**-**	-	3,595,235
Net (decrease) increase in cash and cash equivalents during the year	**(1,696,723)**	(20,436,794)	22,597,323
Cash and cash equivalents, beginning of year	**5,766,742**	26,203,536	3,606,213
Cash and cash equivalents, end of year	**$ 4,070,019**	$ 5,766,742	$ 26,203,536

For U.S. GAAP, the statement of cash flows is required to be reconciled to the net loss for the year rather than to the loss from continuing operations. The above table reflects this change and in addition reflects the cash flows from the discontinued operations as a component of either operating, investing, and financing activities, respectively. In 2005, the Company has separately disclosed the operating and investing of the cash flows attributable to its discontinued operations, which in prior periods were reported on a combined basis as a single amount.

(a) Mineral Properties and Exploration and Development Costs

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expenses as incurred.

Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the years ended December 31, 2005, 2004, and 2003 are expenses of $235,900, $251,324 and $323,934 respectively, related thereto.

Property, Plant and Equipment

	2005	2004
Net book value under Canadian GAAP	**$ 215,260,043**	$ 117,329,337
Adjustments to Las Cristinas capitalized costs	**(75,725,819)**	(75,489,919)
Net book value under U.S. GAAP	**$ 139,534,224**	$ 41,839,418

(b) Bank Loan – Exchangeable Portion

In accordance with Canadian GAAP, upon the issuance on December 23, 2005 of the exchangeable portion of the bank loan, the exchangeable portion was bifurcated between its liability and equity components. The liability portion of the debt was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

Under US GAAP, on issuance, the conversion option contained in the exchangeable portion of the bank loan is considered to be an embedded derivative that is required to be bifurcated and accounted for as a free standing derivative financial liability separate from the debt instrument. The Company will be required to re-measure the fair value of the derivative financial liability at each reporting date with changes in fair value recorded in earnings. Accordingly, for US GAAP purposes, the exchangeable portion of the bank loan recorded as a component of equity of $2,564,366 would be reclassified to liabilities at December 31, 2005.

(c) Series 2 Notes

Under Canadian and US GAAP, upon issuance of the C$10.0 million Units, the net proceeds received were allocated between the liability and equity components of the notes by measuring the relative fair value of each component. The equity components were measured at the fair value of the 200,000 common shares and the 450,000 warrants using the current market price of the Company's common shares and the value obtained using the black-sholes option pricing model, respectively. The liability portion of the notes was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

Under Canadian GAAP, this discount on the liability is then accreted to its principal value over the original contractual term of the notes.

Under US GAAP, the discount on the liability is accreted to its principal value and deferred financing costs are amortized over the term of the notes, or, in the event of an equity drawn down, over the minimum period from the date of the draw down notice to the date at which common shares are issued to settle the liability. As a result, an adjustment to amortization expense of $539,125 is required under U.S. GAAP so that the unamortized discount is fully accreted upon final conversion by the holder. In addition, under U.S. GAAP an adjustment of $356,820 was required in order to expense the remaining unamortized deferred financing costs and a further adjustment of $598,000 was required in order to reflect the beneficial conversion feature that was deemed to exist as the common shares that were issued in settlement of the obligation were at a discount to the prevailing market price.

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(d) Convertible Notes

Under Canadian GAAP, upon issuance of convertible notes, the net proceeds received are allocated between the liability and equity components of the notes. The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.

Under U.S. GAAP, on issuance, convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. As at December 31, 2005 there were no Convertible Notes outstanding. Accordingly, for U.S. GAAP purposes, for the year ended December 31, 2005, an additional interest expense (including accretion) of $ Nil (2004 – Nil; 2003 – $3,291,319) has been recorded.

(e) Stock-based Compensation

In accordance with Canadian GAAP, prior to January 1, 2004, the Company did not record any expense with respect to stock options granted to employees, but rather included additional financial statement disclosures.

Under U.S. GAAP, the Company measures its employee stock-based awards using the fair value method as prescribed under SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" an amendment to SFAS No. 123. For the year ended December 31, 2005, an expense of $3,665,894 (2004 – $5,296,977; 2003 – $2,696,968) has been recorded with respect to the stock options granted in the year.

For the purposes of reporting in accordance with U.S. GAAP, stock based compensation is included as part of general and administrative expense.

(f) Investments

In accordance with Canadian GAAP, short term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Long-term investment securities are carried at cost and are only written down when there has been an other than temporary decline in value. Any unrealized loss on write-down is recognized in the determination of net income (loss) for the year.

Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders' equity, until realized. For trading securities, unrealized gains or losses are included in the determination of net income (loss) for the year.

(g) Comprehensive Income (loss)

SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period, the change in cumulative translation adjustment and the unrealized gains and losses on the available-for-sale securities. This information is presented on the following page.

For U.S. GAAP, the accumulated other comprehensive loss would be calculated as follows:

	2005	2004	2003
Accumulated other comprehensive loss			
Accumulated other comprehensive loss, beginning of year	**$ (695,329)**	$ (695,329)	$ (1,122,324)
Change in cumulative translation adjustment for the year	**-**	-	538,421
Reclassification adjustment for amounts included in net income	**-**	-	(111,426)
Accumulated other comprehensive loss, end of year	**$ (695,329)**	$ (695,329)	$ (695,329)

Accumulated other comprehensive loss, end of year, is comprised entirely of the cumulative translation adjustment.

Comprehensive Loss

For U.S. GAAP, the comprehensive loss would be calculated as follows:

	2005	2004	2003
Comprehensive loss comprises			
Net loss for the year	**$ (46,936,761)**	$ (55,481,272)	$ (70,194,510)
Change in cumulative translation adjustment	**-**	-	538,421
Reclassification adjustment for amounts included in net income	**-**	-	(111,426)
Comprehensive loss for the year	**$ (46,936,761)**	$ (55,481,272)	$ (69,767,515)

(h) Recent Accounting Pronouncements

In March 2004, the Emerging Issues Committee issued EITF 04-3, Mining Assets – Impairment and Business Combinations, which states that an entity should include Value Beyond Proven and Probable Reserves and Resources ("VBPP") in the value allocated to mining assets in a purchase price allocation to the extent that a market participant would include VBPP in determining the fair value of the assets. EITF 04-3 also states that an entity should include the effects of anticipated fluctuations in the future market price of minerals in determining the fair value of mining assets in a purchase price allocation in a manner that is consistent with the expectations of marketplace participants. In addition, EITF 04-3 states that an entity should include the cash flows associated with VBPP as well as the effects of anticipated fluctuations in the market price of minerals in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired. The adoption of this new standard did not have a significant impact on the Company's results of operations.

December 31, 2005, 2004 and 2003 (Expressed in United States dollars)

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

In June 2005, the Emerging Issues Committee issued EITF 04-6, Accounting for Stripping Costs Incurred During the Production in the Mining Industry, which states that costs incurred during production from the removal of overburden and waste material should be considered variable production costs included in the costs of the inventory produced during the period that the stripping costs are incurred. Once production has commenced from a mine, production-related stripping costs will be accounted for as a cost of current production and, therefore as a component of the cost of any inventory extracted from the mine and held at period end. The consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Company is currently evaluating the possible impact of this pronouncement.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 – The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the Company's consolidated financial position and results of operations

In December 2004, the FASB issued SFAS No. 123 (R) – Share-Based Payment, which replaces SFAS No. 123 – Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25 – Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 – Share-Based Payment, which provides interpretive guidance related to SFAS No. 123 (R). SFAS No. 123 (R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123 (R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. Management plans to adopt this statement on the modified prospective basis beginning January 1, 2006, and does not expect adoption of this statement to have a material effect on the Company's consolidated financial position and results of operations. Subsequent to adoption of this statement, share-based benefits will be valued at fair value using the appropriate option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts so determined will be expensed over the applicable vesting period.

In March, 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB 143". FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation. It also provides criteria for determining when an asset retirement obligation may be estimated reasonably. The Company has adopted this standard which did not have a significant impact on its results of operations.

In May 2005, the FASB issued FAS 154 – Accounting Changes and Error Corrections, a replacement of APB Opinion 20 and FASB Statement 3. This Statement of changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial position and results of operations.

The FASB issued FAS 153 – Exchanges of Non-monetary Assets, an amendment of APB Opinion 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Statement is effective for fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial position and results of operations.

In February 2006, the FASB issued FAS 155 Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets." This Statement:

- Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation
- Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133
- Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives
- Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Management does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial position and results of operations. This standard will be applicable to the Company during the period ended 2007.

MANAGEMENT & WORKING BOARD

MANAGEMENT

Todd Bruce
President & CEO

Daniel Hamilton
Chief Financial Officer

Dr. Sadek El-Alfy
Vice President, Operations

Dr. Richard Spencer
Vice President, Exploration

Robert Crombie
Vice President, Corporate Development and Planning

A. Richard Marshall
Vice President,
Investor Relations

Brendan (Barney) Burke
Vice President, Engineering and Construction

John Binns
Vice President, Environment

BOARD OF DIRECTORS

Robert A. Fung
Chairman

Todd Bruce
President & CEO

Michael J.H. Brown
Director

C. William Longden
Director

Harry J. Near
Director

Marc J. Oppenheimer
Director

Johan van't Hof
Director

Armando F. Zullo
Director

Additional Information including Board member and Management Bios, Board Committee composition and Corporate Governance Policies can be viewed on the Company's website www.crystallex.com

CORPORATE INFORMATION

CORPORATE & HEAD OFFICE

18 King Street East
Suite 1210
Toronto, ON M5C 1C4 Canada
Tel: 416-203-2448

REGISTERED OFFICE

18 King Street East
Suite 1210
Toronto, ON M5C 1C4 Canada
Tel: 416-203-2448

INVESTOR CONTACT

A. Richard Marshall
Vice President,
Investor Relations
Tel: 800-738-1577
rmarshall@crystallex.com

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Suite 1400, BCE Place
181 Bay Street
Toronto, ON M5J 2V1 Canada

CORPORATE COUNSEL

McMillan Binch LLP
BCE Place
Suite 4400, Bay Wellington Tower
181 Bay Street
Toronto, ON M5J 2T3 Canada

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON M5C 2W9 Canada
Tel: 800-387-0825
Tel: 416-643-5500
www.cibcmellon.com

Annual Meeting: June 22nd, 2006 at 8:30 am
Hockey Hall of Fame
BCE Place, 30 Yonge Street,
Toronto, Ontario, Canada M5E 1X8

SHAREHOLDER INFORMATION

Shareholders of Record

As at April 24, 2006, there were 514 shareholders of Crystallex International Corporation. This number excludes individual shareholders holding stock under nominee security positions.

Share Prices

The Company's common stock is traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol KRY. Quarterly high and low stock prices on the Toronto Stock Exchange for 2005 and 2004 were:

		2005		2004
(In Canadian dollars)	**High**	**Low**	High	Low
First Quarter	**$ 5.00**	**$ 3.64**	$ 5.00	$ 3.15
Second Quarter	**5.19**	**3.95**	4.20	2.28
Third Quarter	**4.51**	**1.17**	4.30	2.67
Fourth Quarter	**2.80**	**1.36**	5.60	3.60

Crystallex

Cystallex International Corporation
18 King Street East, Suite 1210
Toronto, ON M5C 1C4 Canada
Tel: 416-203-2448
www.crystallex.com
ticker symbol: KRY







SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date: May 9, 2006

By: [signature]

Name: Dan Hamilton
Title: Chief Financial Officer